FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-25270

BALLARD POWER SYSTEMS INC. (Translation of registrant’s name into English)

9000 Glenlyon Parkway,
Burnaby, BC
V5J 5J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[_]	Form 40-F	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006	/s/ DAVE SMITH
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Ballard Power Systems Inc. Notice of 2006 Annual Meeting, Management Proxy Circular and 2005 Annual Report

 Ballard Power Systems Inc.
Notice of Annual Meeting,
Management Proxy Circular and
2005 Annual Report

TABLE OF CONTENTS

Page
I.	Letter from Ian Bourne, Chair of the Board	I-1
	Letter from John Sheridan, President & Chief Executive Officer	I-3
II.	Management Proxy Circular
	Notice of the 2006 Annual Meeting of Shareholders	II-1
	Proxy Statement for the 2006 Annual Meeting of Shareholders	II-2
	Matters to be Voted Upon	II-4
	Election of Directors	II-4
	Appointment of Auditors	II-18
	Amendment of Share Distribution Plan	II-19
III.	2005 Annual Report
	Management’s Discussion and Analysis	III-1
	Consolidated Financial Statements	III-20
	Corporate Information	III-54

Fellow Shareholders:

2005 was a pivotal year for Ballard. We made changes to the company’s strategy, focus and leadership. I believe these changes, combined with a strengthened financial position and excellence in corporate governance, mean we are now better positioned to build a successful fuel cell business.

Changes in Strategy and Focus

The strategy change was to balance both short and long-term opportunities. We did that by allocating resources to current market opportunities that have the potential to generate revenue and cash to help fund technology advances for the long term.

Meanwhile, we continued to sharpen the focus on our core competency – fuel cell design, development and production. This was evident in the sale of our automotive fuel cell support systems business (Ballard Power Systems AG) to DaimlerChrysler and Ford.

This sale and our changed strategy bring three key benefits to Ballard. First, we have reduced the expense and risk of developing end-use products. Second, because we no longer compete with fuel cell systems integrators we can now sell our fuel cells to a wider range of customers, Third, we are more keenly focused on sales of fuel cells in nearer-term markets such as residential cogeneration in Japan and materials handling in the United States and Canada, as we continue to develop technology for large scale automotive applications which are still eight to ten years away.

Changes In Leadership

In late 2005, we made a leadership change. Dennis Campbell, our President and Chief Executive Officer left the company in October, and John Sheridan, then Chair of the Board, stepped in as interim President and Chief Executive Officer. Although the expectation was that John would play only an interim role, the board of directors began to see that his experience with our customers, partners and employees, as well as his strong track record as a senior executive, made him the best candidate to become Ballard’s permanent President and Chief Executive Officer. We were delighted when he accepted the position in February 2006. John’s broad knowledge of Ballard and the fuel cell sector, as well as his understanding of commercial markets, will support the execution of our strategy.

Associated with John’s appointment as President and Chief Executive Officer and his resignation as Chair of the Board, I was nominated by your directors as the new Chair. I was very pleased to accept this assignment. In our new roles, John and I are closely aligned with respect to the challenges and the opportunities facing Ballard as we build a strong, commercially viable fuel cell business.

Excellence in Governance

Your board of directors has continued the strong commitment to excellence in corporate governance. The commitment is reflected in the oversight of Ballard’s corporate strategy, financial results, internal controls, management performance and compensation, leadership succession, shareholder communications and risk management. While the details of our governance process is outlined in pages II-16 to II-18 of this report, we believe good corporate governance is necessary for good business performance.

We have 12 strong candidates on the proposed slate of directors for our board, seven of whom are independent, and five of whom are non-independent. In addition to John Sheridan, our non-independent directors include two directors from each of our Automotive Alliance partners, DaimlerChrysler and Ford, who together own about 30% of the company. These individuals provide us with important technological, scientific, business and industry insights. Combined with the diverse backgrounds of our independent directors we can always draw upon a wide range of experience and knowledge, including finance, marketing, operations, technology, product development and commercial law. The directors are fully engaged, both at board of directors and committee meetings, and between meetings as a resource to management.

In December 2005, Denise Morrison, a director since 2002, resigned from the board of directors. On behalf of all our directors, I thank her for her considerable contributions. We are fortunate that Dr. Gerri Sinclair joined our board of directors in 2005 and brings her knowledge of technology development and government policy. In addition, I am very pleased that Mr. David J. Smith, who has advised your board of directors on legal matters and brings a wealth of governance and capital markets experience, will be standing for election to the board at our upcoming annual shareholders’ meeting in May.

Building a Strong Business

I encourage you to learn more about Ballard by reading this combined Management Proxy Circular and 2005 Annual Report. In addition to reducing production and distribution costs, we hope that printing them in one document makes the material more convenient for you to read.

In closing, I want to reiterate my commitment as your Chair of the Board, to be actively engaged on your behalf, with all of our directors and with the Ballard management team. We will retain our focus on maximizing our technology achievements and work relentlessly towards building a strong company. On behalf of my fellow directors, we thank you for your continued support.

IAN A. BOURNE
Chairman of the Board of Directors
March 20, 2006

Fellow Shareholders:

Over the years I’ve learned that listening is critical to success in business and in life.
In my first months as your President and Chief Executive Officer, I have been on the road meeting with
Ballard’s customers, partners and investors in Canada, the United States, Japan and Europe.
I’ve also spent countless hours listening to Ballard’s employees. No one has hesitated to tell me what he or she thinks about our opportunities, challenges and concerns. This has given me very valuable perspective.

The people I have talked with, for the most part, remain very positive on the opportunities that lie ahead for fuel cell technology. Fuel cells have the potential to be a major disruptive technology to transform markets, and as such, provide powerful new customer solutions. But as with the early development stages of any disruptive technology, history has shown that it is very difficult to accurately forecast timelines for commercialization and mass production.

Ballard’s history has reflected the difficulties of this challenge. In some cases in the past, Ballard along with other fuel cell players, underestimated the lead times for technology and product development. As well, at times, Ballard ‘pushed’ technology into new market applications without sufficient focus on the customer and the key commercial drivers.

We’re changing that. Today the Ballard team is grounded with a simple but compelling mission—to work day by day, month by month, with our customers and our partners to make fuel cells a commercial reality.

Ballard has always been a leader in fuel cell technology. We are committed to maintaining this technology leadership. As well, we now have a more clearly focused commercial strategy and a path to build a strong, commercially viable, fuel cell business. The actions we took this past year demonstrate this renewed focus and commitment.

As our new Chairman Ian Bourne describes in his letter, we have narrowed our business scope and sharpened our strategic focus. We are addressing near-term emerging applications for fuel cells, as well as our longer-term opportunities in automotive markets. We are now committed to working with key lead customers to lower the inherent costs and risks of entering new markets. We have taken key steps to reduce our operating cash consumption to ensure that we have solid financing to fund our development and operating plans.

Let me illustrate this direction and some early signs of progress, by referencing a few key accomplishments in 2005.

Emerging Fuel Cell Applications

As I referenced above, we are focused on emerging near-term opportunities for fuel cell applications, particularly residential cogeneration in Japan and fuel cell powered forklifts in North America. While 2005 represented only early first steps in these markets, we were encouraged by our achievement last year of shipments and new orders for some 370 fuel cell stacks.

In the Japanese residential fuel cell cogeneration market, we strengthened our ‘go to market’ strategy with our joint venture company, EBARA Ballard Corporation and our key lead customers, Tokyo Gas and Nippon Oil Company.

In the fuel cell powered forklift market, we moved forward with two key lead customers, Cellex Power and General Hydrogen, who are using Ballard fuel cell products in their developing businesses with large end users, including Wal-Mart and Bridgestone. Early experiences continue to be very positive, leading to growing interest with those end users and with other prospects.

Continued Progress in Automotive Markets

In the automotive market, our two lead customers are our Automotive Fuel Cell Alliance partners, DaimlerChrysler and Ford. Together, we continued to power the world’s largest fleet of demonstration fuel cell vehicles – some 130 cars, buses and vans operating on four continents. Since January 2004, this fleet has clocked more than 2 million kilometers of real-world experience – experience that steers the development of our next generation technologies.

We also showed continued progress in automotive fuel cell technology development. In 2005 we published a Technology Roadmap, a set of milestones we intend to meet each year on our path to demonstrating commercially viable automotive fuel cell technology by 2010. We did this to establish greater transparency in technology leadership.

I am very pleased to report that we achieved our 2005 Technology Roadmap targets:

  Cost of $73 per kilowatt

  Freeze start capability at -25° C

  Volumetric power density of 1,470 net watts/liter

  Durability of more than 2,100 hours

Strengthened Financial Position

We finished 2005 with a strong cash position – just over $233 million in cash and cash equivalents. With our reduced cash operating consumption, this level of cash reserves gives us sufficient financial resources to fund our operational and development priorities for at least the next four years.

Our Focus in 2006

Key to our success going forward will be strong execution. We need to develop a culture that is obsessed with accountability and delivery. We intend to post the ‘proof points’, quarter by quarter, that demonstrate our capability to develop the right products, to meet customer expectations and to create value.

With this execution and delivery discipline, we have developed very specific objectives for 2006:

  In the residential fuel cell cogeneration market, we will ship or book 280 Mark 1030 units and deliver our next generation prototype fuel cell stack.

  In the fuel cell powered forklift market, we will ship or book 300 Mark9 SSL™ units.

  In the automotive market, we will achieve our 2006 Technology Roadmap goals:

    Cost of $65 per kilowatt

    Freeze start capability at -30° C in 195 seconds

    Volumetric power density of 1,500 net watts/liter

    Durability of 2,300 hours

  We will deliver our next generation automotive fuel cell stack and electric drive prototypes.

  We will achieve revenue of between $55 and $65 million.

  We will reduce our operating cash consumption to between $50 and $65 million.

We are committed to the achievement of these goals as demonstration of our commitment toward building a strong and commercially viable fuel cell business. I look forward to reporting our progress on these commitments throughout the year.

On behalf of all the committed and superbly talented men and women of Ballard, I thank you for your continued support.

JOHN SHERIDAN
President and Chief Executive Officer
March 20, 2006

     BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

     NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2006 Annual Meeting (the “Meeting”) will be held at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, B.C., on May 10, 2006 at 1:30 p.m. (Pacific Standard Time) for the following purposes:

1.	To receive the report of our directors;

2.	To receive our audited financial statements for the financial year ended December 31, 2005, and the report of our auditors thereon;

3.	To elect our directors for the ensuing year;

4.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

5.

To consider and vote on an amendment to our 2003 Share Distribution Plan to increase the authorized number of shares issuable under the plan by 2,900,000 common shares. This amendment is to be considered by shareholders in conjunction with management’s plan to reduce the number of common shares issuable under our share option plans by 4,200,000 common shares;

6.	To consider any amendment to or variation of a matter identified in this Notice; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2005 Annual Report, containing our consolidated financial statements for the year ended December 31, 2005 and the report of our auditors thereon, and our 2005 Management’s Discussion and Analysis are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, March 20, 2006.

BY ORDER OF THE BOARD

STEPHANIE CHAN
General Counsel and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR	2
Defined Terms	2
VOTING	2
Solicitation of Proxies	2
How to Vote	2
Execution and Revocation of Proxies	3
Voting of Shares and Exercise of Discretion by Proxies	3
Voting Shares and Principal Shareholders	3
Matters to Be Voted Upon	4
Interest of Certain Persons or Companies in Matters to Be Acted Upon	4
ELECTION OF DIRECTORS	4
Directors to be appointed by DaimlerChrysler and Ford	10
BOARD AND COMMITTEES	13
Board	13
Governance	13
Director Nomination and Term of Service	13
Board Meetings	14
Share Ownership	14
Role of Chair of the Board	14
Board and Director Performance	14
Committees of the Board	14
Audit Committee	15
Management Development, Nominating & Compensation Committee	15
Corporate Governance Committee	16
Corporate Governance	16
Independence of the Board	17
Affiliated Entity	18
APPOINTMENT OF AUDITORS	18
AMENDMENT OF SHARE DISTRIBUTION PLAN	19
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	20
COMPENSATION	21
Executive Compensation	21
Long-Term Compensation	23
Equity Compensation Plan Information	24
Report on Executive Compensation	24
Philosophy and Objectives	25
Annual Salary	26
Annual Incentive	26
Long-Term Incentives	27
Chief Executive Officer’s Compensation	27
Minimum Share Ownership Guidelines	28
Employment Agreements	28
Named Executive Officers	28
Departure of Former President and Chief Executive Officer	28
Compensation of Directors	29
GENERAL INFORMATION	30
Performance Graph	30
Interest of Informed Persons in Material Transactions	31
Indebtedness of Directors and Executive Officers	31
ADDITIONAL INFORMATION	31
APPENDICES	32

     MANAGEMENT PROXY CIRCULAR

dated as of March 20, 2006

DEFINED TERMS

     In this Management Proxy Circular:

“Ballard”, “Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“Beneficial Shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held by a bank, trust company, securities broker or other nominee on the Record Date.

“Board” means the board of directors of Ballard.

“DaimlerChrysler” means DaimlerChrysler AG.

“$” or “dollars” refer to Canadian currency unless specifically stated otherwise.

“Ford” means Ford Motor Company.

“Meeting” means the 2006 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the National Association of Securities Dealers Automated Quotation System.

“Record Date” means up to 5:00 p.m. Pacific Standard Time on March 21, 2006.

“Registered Shareholders” means registered holders of our Shares on the Record Date.

“Shares” means common shares without par value in the capital of Ballard.

“TSX” means the Toronto Stock Exchange.

VOTING

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, May 10, 2006, at 1:30 p.m. Pacific Standard Time in Vancouver, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 13, 2006.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of the company must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: Within North America: 1-866-249-7775, outside North America: (416) 263-9524), not less than 48 hours before the time of the Meeting. The individuals named in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer, or attorney, of the company, and delivered to:

  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used shall have been taken.

     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As at the Record Date, we had 113,183,243 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

     To the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances, except for:

  DaimlerChrysler, which has advised us that it currently owns or controls 21,392,598 Shares, representing 18.9% of our issued and outstanding Shares; and

  Ford, which has advised us that it currently owns or controls 12,868,700 Shares, representing 11.4% of our issued and outstanding Shares.

     In addition, we have issued one Class A share and one Class B share to a holding company which is jointly owned by Ballard, DaimlerChrysler and Ford. See “Election of Directors – Directors to be appointed by DaimlerChrysler and Ford” for particulars of the rights attached to such shares to appoint directors to our Board.

MATTERS TO BE VOTED UPON

     Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;

  an amendment to our 2003 Share Distribution Plan to increase the authorized number of Shares issuable under the plan by 2,900,000 Shares; and

  other business that may properly be brought before the Meeting.

     The increase in the authorized number of Shares issuable under the Share Distribution Plan is being proposed in conjunction with management’s intention to reduce the number of Shares reserved under our Share option plans by 4,200,000 Shares (see “Amendment of Share Distribution Plan”). As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment. Execution of the enclosed proxy should not be construed as either approval or disapproval of the report or financial statements referred to in the Notice of Annual Meeting.

     With respect to all of the specific matters to be voted upon, a simple majority of the votes cast by Registered Shareholders, by proxy or in person, will constitute approval of each matter. However, voting on the amendment of our 2003 Share Distribution Plan will exclude the votes of insiders of Ballard who are eligible to participate in the plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2005, or any of his or her associates has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon, except that our directors and officers have an interest in the amendment to our 2003 Share Distribution Plan described in the section titled “Amendment of Share Distribution Plan”. Insiders of Ballard who are eligible to participate in our 2003 Share Distribution Plan will be excluded from voting on its amendment.

ELECTION OF DIRECTORS

     At the Meeting you will elect eight directors and following the Meeting, four additional directors will be appointed by two of our key shareholders, DaimlerChrysler and Ford. Seven of our eight nominees are currently members of the Board and one is being nominated for the first time. DaimlerChrysler and Ford have separate appointment rights under certain agreements with us. You cannot vote on the nominees that will be appointed by DaimlerChrysler and Ford. Each elected director will hold office until the end of our next annual shareholders’ meeting, or if no director is then elected, until a successor is elected unless the director resigns earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the directors and officers listed on the enclosed proxy form will vote to elect a substitute director at their discretion. The following information pertains to our nominees for election as directors at the Meeting, as of March 20, 2006. The number of Shares shown below as being held by each nominee constitute the number beneficially owned, directly or indirectly, or controlled or directed, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne
Director Since: 2003
Committees: Audit (Chair); Corporate Governance
Principal Occupation: Executive Vice President of TransAlta Corporation

Recent Business Experience: Mr. Bourne has been the Executive Vice President of TransAlta Corporation (electricity generation and marketing) since 1998 and he was also the Chief Financial Officer of TransAlta Corporation from 1998 to 2006.

Other board memberships:
(current)	TransAlta Power LP
TransAlta CoGen LP
(past)	Purolator Courier Ltd.
Number of Directors’ Meetings Attended in 2005: 8 of 8
Compensation Earned in 2005: $110,400(1)
Number of Shares Held: 1,824
Number of DSUs Held: 21,658
Residence:	Alberta, Canada
Ed Kilroy
Director Since: 2002
Committees: Management Development, Nominating & Compensation (Chair); Corporate
Governance
Principal Occupation: Chief Executive Officer of Symcor Inc.

Recent Business Experience: Mr. Kilroy has been the Chief Executive Officer of Symcor Inc. (business process outsourcing services) since January 2005. Mr. Kilroy was the President of IBM Canada Ltd. (information technology) from 2001 to 2004. Mr. Kilroy was General Manager of e-Commerce Solutions of IBM Canada Ltd. from 1999 to 2001.

Other board memberships:
(current)	Symcor Inc.
Conference Board of Canada
(past)	Canadian Council of Chief Executives
Number of Directors’ Meetings Attended in 2005: 8 of 8
Compensation Earned in 2005: $81,650(1)
Number of Shares Held: 2,424
Number of DSUs Held: 14,856
Residence:	Ontario, Canada

John Sheridan
Director Since: 2001
Principal Occupation: President and Chief Executive Officer of Ballard

Recent Business Experience: Mr. Sheridan was our interim President and Chief Executive Officer from October 2005 until February 2006 when he was appointed our President and Chief Executive Officer. Mr. Sheridan was the President and Chief Operating Officer of Bell Canada (telecommunication services) from 2000 to 2003.

Other board memberships:
(current)	NewPage Corporation
Canada’s Sports Hall of Fame
Toronto Raptors Foundation

(past)	Aliant Inc.
Bell Canada, Bell Actimedia, Bell Distribution
Bell Express Vu, Bell Mobility, Bell West
Bell Sygma UK Ltd.
Encom Cable TV & Telecommunications, plc
Manitoba Telecom Services Inc.
MTS Communications Inc.
Sun Media Corp. Ltd.

Number of Directors’ Meetings Attended in 2005: 8 of 8
Compensation Earned in 2005: $204,700(1)
Number of Shares Held: 40,031
Number of DSUs Held: 41,257
Residence:	British Columbia, Canada

Dr. Gerri Sinclair
Director Since: 2005
Committees: Audit; Management Development, Nominating & Compensation
Principal Occupation: Chair of the Canadian Telecommunications Policy Review Panel; Strategic
Management Consultant

Recent Business Experience: Dr. Sinclair has been the Chair of the Canadian Telecommmucations Policy Review Panel, and a Strategic Management Consultant since October 2004. Dr. Sinclair was the General Manager of MSN Canada (internet services) from September 2002 to October 2004, and the founder and Chief Executive Officer of NCompass Labs Inc. (internet content management) from February 1996 to May 2001.

Other board memberships:
(current)	TSX
Conference Board of Canada
British Columbia Competition Council
Canadian Foundation for Innovation
Canadian Communications Research Council
(past)	Telus Corporation
BC Telecom
Number of Directors’ Meetings Attended in 2005: Nil(2)
Compensation Earned in 2005: Nil(2)
Number of Shares Held: Nil
Number of DSUs Held: 2,726
Residence:	British Columbia, Canada
David J. Smith
Director Since: Nominee
Committees: Nil
Principal Occupation: Counsel, Lawson Lundell LLP

Recent Business Experience: Mr. Smith has been counsel with Lawson Lundell LLP (law firm) since May 2005, and prior to that he was a partner at Lawson Lundell LLP and predecessor firms practising corporate, commercial and securities law.

Other board memberships:
(current)	Member, Executive Committee
British Columbia Chapter, Institute of Corporate Directors

(past)	Scott Paper Limited
Pacific Forest Products Limited
Number of Directors’ Meetings Attended in 2005: Nil
Compensation Earned in 2005: Nil
Number of Shares Held: Nil
Number of DSUs Held: Nil
Residence:	British Columbia, Canada

David B. Sutcliffe
Director Since: 2005
Committees:	Audit; Management Development, Nominating & Compensation
Principal Occupation: Corporate Director

Recent Business Experience: Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc.

Other board memberships:
(current)	Sierra Wireless, Inc.
E-Comm 911
British Columbia Technology Social Venture Partners

(past)	Cellular Telecommunications and Internet Association
BC Technology Social Venture Partners
Premier’s Technology Council, British Columbia
Number of Directors’ Meetings Attended in 2005: 3 of 6(3)
Compensation Earned in 2005: $33,450(1)
Number of Shares Held: 3,600
Number of DSUs Held: 3,634
Residence: British Columbia, Canada
Mark Suwyn
Director Since: 2003
Committees:	Management Development, Nominating & Compensation
Principal Occupation: Chair of the Board and Interim Chief Executive Officer of New Page Corporation

Recent Business Experience: Mr. Suwyn has been the interim Chief Executive Officer of NewPage Corporation (coated paper company) since March 2006, and since May 2005 he has been the Chair of the Board of NewPage Corporation. Mr. Suwyn was the Chair of the Board and Chief Executive Officer of Louisiana-Pacific Corporation (building products) from 1996 to 2004.

Other board memberships:
(current)	Hope College Board of Trustees
BlueLinx Corporation
United Rentals
Neil Kelly Cabinets
(past)	Louisiana Pacific Corporation
International Paper Company
Junior Achievement Inc.
Junior Achievement International
The Nature Conservancy of Oregon
Number of Directors’ Meetings Attended in 2005: 7 of 8
Compensation Earned in 2005: U.S.$78,550(1)
Number of Shares Held: 1,130
Number of DSUs Held: 17,130
Residence: Tennessee, United States

Douglas W. G. Whitehead
Director Since: 1998
Committees: Audit; Corporate Governance (Chair)
Principal Occupation: President and Chief Executive Officer of Finning International
Inc.
Recent Business Experience: Mr. Whitehead has been the President and Chief Executive Officer of Finning International Inc. (heavy equipment reseller) since April 2000.
Other board memberships:
(current)	Kinder Morgan Inc.
Belkorp Enterprises Ltd.
Conference Board of Canada
Finning International Inc.

(past)	Terasen Inc.
British Columbia Pulp and Paper Employee Relations Forum
Canadian Pulp and Paper Association
Finlay Forest Industries Inc.
Fletcher Challenge Canada Ltd.
TimberWest Forest Ltd.

Number of Directors’ Meetings Attended in 2005: 6 of 8
Compensation Earned in 2005: $90,450(1)
Number of Shares Held: 4,383
Number of DSUs Held: 15,749
Residence: British Columbia, Canada

(1)

A portion of a director’s compensation is paid in cash and a portion is paid in DSUs (see “Compensation of Directors”). These amounts represent the fair market value of the compensation earned by our current directors during the period from January 1, 2005 to December 31, 2005 before statutory deductions, as follows:

a.

Mr. Bourne was paid (i) retainers of $45,000 as a director, $6,250 as lead director, $14,500 for committees and $750 for a special committee, and (ii) attendance fees of $27,000 for Board and committee meetings, and $16,900 for special committee meetings.

b.

Mr. Kilroy was paid (i) retainers of $45,000 as a director, $4,000 for committees and $750 for a special committee, and (ii) attendance fees of $21,500 for Board and committee meetings, and $10,400 for special committee meetings.

c.

Mr. Sheridan was paid (i) retainers of $172,000 as Chair of the Board and $2,500 for a special committee, and (ii) attendance fees of $12,000 for Board meetings and $18,200 for special committee meetings.

d.

Mr. Sutcliffe was paid (i) retainers of $22,500 as a director and $1,250 for committees (Mr. Sutcliffe was appointed to the Board in June 2005), and (ii) attendance fees of $9,700 for Board and committee meetings.

e.

Mr. Suwyn was paid (i) retainers of U.S.$45,000 as a director, U.S.$1,500 for committees and U.S.$750 for a special committee, and (ii) attendance fees of U.S.$17,000 for Board and committee meetings, and U.S.$14,300 for special committee meetings.

f.

Mr. Whitehead was paid (i) retainers of $45,000 as a director, $8,000 for committees and $750 for a special committee, and (ii) $22,400 for Board and committee meetings, and $14,300 for special committee meetings.

(2)	Dr. Sinclair was appointed to our Board on December 31, 2005.

(3)	Mr. Sutcliffe was appointed to our Board on June 23, 2005.

DIRECTORS TO BE APPOINTED BY DAIMLERCHRYSLER AND FORD

     Pursuant to the terms of an alliance among DaimlerChrysler, Ford and ourselves, we have granted each of DaimlerChrysler and Ford certain rights to appoint a number of directors to our Board in proportion to its percentage ownership interest in us.

     The legal mechanism through which DaimlerChrysler and Ford exercise their Board appointment rights is contained in two classes of our shares. One Class A share and one Class B share have been issued to a holding company which is jointly owned by us, DaimlerChrysler and Ford. In respect of any appointment of our directors, each of DaimlerChrysler and Ford may exercise the rights attached to these shares to appoint the permitted numbers of directors. DaimlerChrysler and Ford have agreed to exercise all voting rights they have in connection with the election of directors through these shares and have otherwise agreed not to vote their Shares in connection with the election of directors (other than to provide, in their discretion, a proxy to vote in favour of the election of directors nominated by our management).

     The following information pertains to the individuals that DaimlerChrysler and Ford have advised us they intend to appoint to our Board. This appointment will occur immediately after the Meeting. Each of DaimlerChrysler and Ford will appoint two directors. Information included in this table has been provided by the nominees. In accordance with the internal guidelines of DaimlerChrysler and Ford, we do not pay any compensation to their nominees.

David J. Prystash
Director Since: 2004
Committees: Corporate Governance
Principal Occupation: Controller, Global Product Development, Ford

Recent Business Experience: Mr. Prystash has been Controller of Global Product Development of Ford since January 2005. From June 2003 to January 2005, Mr. Prystash was Executive Director of Pre-Owned and Remarketing Strategy of Ford. From June 2001 until May 2003 he was the Controller, North America Product Programs of Ford and from January 2000 to May 2001 he was the Director, Corporate Business Development of Ford.

Other board memberships:
(current)	Nil
(past)	Nil
Number of Directors’ Meetings Attended in 2005: 8 of 8
Number of Shares held: Nil(1)
Number of DSUs Held: Nil
Residence:	Michigan, United States
Appointed by: Ford

Dr. Gerhard Schmidt
Director Since: 2001
Principal Occupation: Vice President, Research and Advanced Engineering, Ford
Recent Business Experience: Dr. Schmidt has been Vice President, Research and Advanced Engineering of Ford since 2003. Dr. Schmidt was Vice President, Research of Ford from 2001to 2003.
Other board memberships:
(current)	Ford-Massachusetts Institute of Technology Alliance
U.S. Car Council
(past)	Nil
Number of Directors’ Meetings Attended in 2005: 6 of 8
Number of Shares held: Nil(1)
Number of DSUs Held: Nil
Residence:	Michigan, United States
Appointed by: Ford
Dr. Hans-Joachim Schöpf
Director Since: 2001
Principal Occupation: Retired

Recent Business Experience: Dr. Schöpf was Executive Vice President, Development, for Mercedes Cars Group from 1999 until 2004. Dr. Schöpf was Senior Vice President, Plant Manager, Sindelfingen, DaimlerBenz AG from 1995 to 1998.

Other board memberships:
(current)	Thyssen Krupp Automotive Behr GmbH & Co KG
(past)	Nil
Number of Directors’ Meetings Attended in 2005: 8 of 8
Number of Shares Held: Nil(2)
Number of DSUs Held: Nil
Residence:	Stuttgart, Germany
Appointed By: DaimlerChrysler

Dr. Thomas Weber
Director Since: 2004
Committees: Corporate Governance
Principal Occupation: Member of the Board of Management of DaimlerChrysler, and Head of Group Research and Mercedes Car Group Development.

Recent Business Experience: Dr. Weber has been responsible for DaimlerChrysler’s Research and Technology Division and Mercedes Car Group Development since 2004. Prior to that he was a Board Member for the Research and Technology Division of DaimlerChrysler. From 1999 to 2002 he was the head of the Rastatt passenger car plant and also held the position of spokesperson for the Mercedes-Benz A-Class model series management.

Other board memberships:
(current)	Mercedes Benz High Performance Engines Inc.
AMG GmbH
MB Technology GmbH
(past)	Nil
Number of Directors’ Meetings Attended in 2005: 2 of 8
Number of Shares Held: Nil(2)
Number of DSUs Held: Nil
Residence: Stuttgart, Germany
Appointed By: DaimlerChrysler

(1)	This nominee holds none of our Shares personally, but represents Ford, which holds 12,868,700 of our Shares.

(2)	This nominee holds none of our Shares personally, but represents DaimlerChrysler, which holds 21,392,598 of our Shares.

BOARD AND COMMITTEES

BOARD

Governance

     The Board is responsible for our governance. It establishes our overall policies and standards. The directors are kept informed of our operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board operates under a formal mandate (a copy of which is attached as Appendix A and is posted on our website at www.ballard.com) which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference for individual directors (a copy of which is attached as Appendix B and is posted on our website) which set out their individual responsibilities and duties. These terms of reference serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interests, the duties and standard of care of directors, the level of availability which is expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations which directors are to keep in mind in order to make effective and informed decisions.

     The Board has also established terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board. In addition, our Board-approved Code of Ethics applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics and the terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board can be found on our website. All of these documents are reviewed annually, and updated or revised as necessary.

     Each year, the Board identifies a list of improvement priorities for the Board during the year. Progress by the Board against these improvement priorities is monitored regularly throughout the year.

     In October 2005 when Mr. Sheridan, then being our Chair of the Board, was appointed as our interim President and Chief Executive Officer, the Board concurrently appointed Mr. Bourne as lead director. As lead director, Mr. Bourne was responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors were addressed. As the lead director he also, together with the Chair of the Board, reviewed and set the agenda for each Board meeting and was responsible for chairing in-camera meetings of the Board. On February 22, 2006 Mr. Bourne was appointed Chair of the Board and resigned as our lead director, following Mr. Sheridan’s appointment as our President and Chief Executive Officer and resignation as Chair of the Board.

Director Nomination and Term of Service

     Our Management Development, Nominating & Compensation Committee conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of a slate of nominee directors for election at our annual shareholders’ meeting.

     Directors (other than those appointed by DaimlerChrysler and Ford) are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, the directors serve until their successors are elected or appointed, unless the directors resign earlier. The Board has set a retirement guideline for directors at age 70, and a term limit guideline for directors at 10 years of service, with an option for the Board to extend service for an additional five years. The Board has made an exception to the retirement guideline for Mr. Smith, a nominee for the Board, who is 71 years old. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign.

Board Meetings

     The Board meets on a regularly scheduled basis and holds two in-camera sessions after every regularly scheduled Board meeting. The first in-camera session includes all of the directors without the presence of management, and is followed by a second in-camera session of only the independent directors without the presence of management and the DaimlerChrysler and Ford Board appointees. The Chair of the Board chairs the in-camera sessions. In 2005, there were eight regularly scheduled meetings of the Board. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

Share Ownership

     We have minimum share ownership guidelines that apply to our independent directors (see “Corporate Governance - Independence of the Board”). The guideline requires each director to hold the number of our Shares having a value equivalent to five times the director’s annual retainer. Directors that were members of the Board at the time the guideline was adopted have until July 2008 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. Directors may apply the DSUs which they receive as payment for all or part of their annual retainer towards the minimum share ownership requirements. Any director who fails to comply with the share ownership requirement may not stand for re-election. These minimum share ownership guidelines do not apply to the directors appointed by DaimlerChrysler or Ford, as those directors do not receive any compensation from us.

Role of Chair of the Board

     Our Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently.

Board and Director Performance

     The directors conduct an annual performance evaluation of the Board, Board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee and facilitated by an external, independent corporate governance consultant. Evaluation questionnaires are completed and delivered to the consultant who then compiles and presents a summary report for the Corporate Governance Committee. The Corporate Governance Committee works with management to improve Board processes and to address concerns raised in the evaluation questionnaires, and reports to the Board on the evaluation results and proposed action items. In addition, peer evaluations and individual director self-evaluations are conducted regularly, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the Management Development, Nominating & Compensation Committee; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries. Each committee holds in-camera sessions at the end of each committee meeting similar to the Board meetings.

     The information below sets out the current members of each of our standing committees, summarizes the functions of each committee in accordance with its current mandate and indicates the number of meetings that each committee held in 2005. After the Meeting we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

Meetings in 2005: 7
Members(1)	Attendance at Meetings
Ian Bourne (Chair)	7	of 7
Dr. Gerri Sinclair	0	of 0	(2)
David Sutcliffe	1	of 1	(3)
Douglas Whitehead	6	of 7
____________________

(1)	Ms. Denise Morrison, a former director of ours, was also a member of the committee from January to December 2005.

(2)	Dr. Sinclair was appointed to the committee in December 2005.

(3)	Mr. Sutcliffe was appointed to the committee in November 2005.

     All of the members of the Audit Committee are independent of our management, and exclude the directors appointed by DaimlerChrysler and Ford.

Function: The Audit Committee is constituted in accordance with U.S. Securities and Exchange Commission (“SEC”) rules and applicable securities laws and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee also reviews and approves related party transactions. The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix C and is posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Mr. Bourne, who qualifies as a financial expert under applicable securities regulations, and all the members of the Audit Committee are financially literate.

     The Audit Committee is mandated to monitor our audit and the preparation of financial statements, approve our quarterly financial statements, and to review and recommend to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee is also mandated to appoint external auditors, monitor their qualifications and independence, and determine their remuneration. The external auditors report directly to the Audit Committee. The Audit Committee and Board each have the authority to terminate the external auditors’ engagement. The Audit Committee also approves in advance any services to be provided by the external auditors which are not related to the audit.

Management Development, Nominating & Compensation Committee

Meetings in 2005: 7
Members	Attendance at Meetings
Ed Kilroy (Chair)	6	of	7
Dr. Gerri Sinclair	0	of	0(1)
David Sutcliffe	3	of	4(2)
Mark Suwyn	5	of	7
____________________

(1)	Dr. Sinclair was appointed to the committee in December 2005.

(2)	Mr. Sutcliffe was appointed to the committee in June 2005.

     All of the members of the Management Development, Nominating & Compensation Committee are independent of our management, and exclude the directors appointed by DaimlerChrysler and Ford.

     Function: The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our share incentive plans, and reviews and approves the design and structure of those plans. The committee seeks out and recommends nominees for election to the Board, annually reviews the Board succession plan and annually reviews the composition of director talents and skills against Board requirements to identify any gaps.

     The Management Development, Nominating & Compensation Committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee and the committee has the authority to appoint those consultants, determine their level of remuneration and oversee and terminate their services.

     A copy of the Management Development, Nominating & Compensation Committee’s mandate is attached as Appendix D and is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

Corporate Governance Committee

Meetings in 2005: 4

Members	Attendance at Meetings
Douglas Whitehead (Chair)	4 of 4
Ian Bourne	4 of 4
Ed Kilroy	1 of 2	(1)
David Prystash	3 of 4
Dr. Thomas Weber	0 of 4
____________________

(1)	Mr. Kilroy was appointed to the committee in June 2005.

     All of the members of the Corporate Governance Committee are independent of our management, and a majority of the members are independent of DaimlerChrysler and Ford.

Function: The Corporate Governance Committee is responsible for recommending the size of the Board, for monitoring corporate governance, including the formation and membership of committees of the Board, and for director compensation. The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve Board effectiveness. The Corporate Governance Committee’s other responsibilities include succession planning for the Chair of the Board.

     The Corporate Governance Committee ensures that the Board complies with, and follows best corporate governance practices in the U.S. and Canada. The committee is also responsible for maintaining an ongoing education program for Board members.

     A copy of the Corporate Governance Committee’s mandate is attached as Appendix E and is posted on our website. The mandate is reviewed, and the committee’s performance is assessed, by the Board annually.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We have been monitoring corporate governance initiatives as they have developed and benchmark the corporate governance activities of other leading companies regularly to ensure that we are in compliance with corporate governance rules and following best corporate governance practices at all times.

     Our Board currently consists of 11 directors, the majority of whom are independent (as more fully discussed below). We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently we have a Board interlock arising from Mr. Sheridan being a director of NewPage Corporation and Mr. Suwyn being the Chair of the Board of NewPage Corporation. We are not affiliated or related to NewPage Corporation in any way, do not do any business with NewPage Corporation and operate in a different industry than NewPage Corporation. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline sets the maximum at five corporate boards.

     We have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. In addition, shareholder feedback is provided to the Board through a semi-annual report.

     We have also adopted Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the SEC and to certify our interim and annual reports filed with Canadian securities regulatory authorities.

     We have established a formal director orientation and ongoing education program. Each director receives an orientation on our business upon joining our Board. The orientation consists of site visits, presentations regarding our business, technology and products, and a reference manual. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at Board meetings on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, corporate governance and risk management, and management representatives to speak to our Board about our technology and business. The educational presentations by management also provide an opportunity for Board members to meet and interact with members of our management team.

     We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the shareholders’ meeting. We believe that we comply with all other applicable NASDAQ and TSX corporate governance rules. The TSX requires that listed companies subject to Canadian Securities Administrators’ National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”) disclose their policies respecting corporate governance in accordance with that instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Independence of the Board

     Sarbanes-Oxley legislation (“Sarbanes-Oxley”) and the NASDAQ rules focus, in part, on the constitution and independence of corporate boards. Under Sarbanes-Oxley and the NASDAQ rules, a director’s independence is determined based on whether the director meets a number of criteria. The NASDAQ rules also focus on heightened standards of independence for audit committee members and strengthening the role of independent directors in compensation and nomination decisions. Pursuant to the TSX requirements and NI 58-101, an “independent” director is a director who has no direct or indirect material relationship with us, where a material relationship means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Effective at the end of the Meeting, and assuming that the proposed slate of directors is elected at the Meeting, the majority of our directors will be “independent”.

Independent Directors and Nominees	Non-Independent Directors and Nominees
Ian Bourne	John Sheridan(1)
Ed Kilroy	Dr. Hans-Joachim Schöpf(2)
Dr. Gerri Sinclair	David J. Prystash(3)
David J. Smith	Dr. Gerhard Schmidt(3)
David B. Sutcliffe	Dr. Thomas Weber(2)
Mark Suwyn
Douglas W. G. Whitehead
____________________

(1)     Our President & Chief Executive Officer.

(2)     DaimlerChrysler appointee.

(3)     Ford appointee.

Affiliated Entity

     Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines requires that a board have a majority of independent directors. If a director is an executive officer, general partner or managing member, or both a director and an employee, of an “affiliated entity” that director will not be independent. In such a case, the board of directors should, in addition to having a majority of independent directors, include a number of directors who do not have interests in, or relationships with, either the company or the affiliated entity and should be constituted to fairly reflect the investment in the company by shareholders other than the affiliated entity. An “affiliated entity” of a company is defined as, among other things, an entity that can “control” the company, directly or indirectly, thereby determining the direction of management and policies of the company, whether by share ownership or otherwise. As we are not “controlled” by another entity none of our directors are currently affiliated entities.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the meeting. KPMG LLP was appointed as our external auditors in 1999, succeeding our previous external auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Total fees paid to KPMG in 2004 and 2005 are set forth in the table below. We comply with the requirement regarding the rotation of our audit partner every five years. The current audit engagement partner at KPMG may continue in his role until the end of 2010.

Type of Audit Fees	2005		2004
Audit Fees	U.S.$327,341		U.S.$342,930
Audit-Related Fees	U.S.$69,758	(1)	U.S.$62,621	(2)
Tax Fees	U.S.$106,697	(3)	U.S.$109,602	(4)
All Other Fees	Nil		Nil
____________________

(1)     The Audit-Related Fees for 2005 related to Sarbanes-Oxley section 404 documentation and services related to the sale of our German subsidiary.

(2)     The Audit-Related Fees for 2004 related to the audit of our U.S. pension plan and Sarbanes-Oxley section 404 planning.

(3)     The Tax Fees for 2005 related to tax advisory services and the filing of our 2004 U.S. state and federal tax returns.

(4)     The Tax Fees for 2004 related to tax advisory services and the filing of our 2003 U.S. state and federal tax returns.

AMENDMENT OF SHARE DISTRIBUTION PLAN

     We propose to amend our 2003 Share Distribution Plan dated for reference May 22, 2003, as amended December 5, 2003 and December 3, 2004 (the “Plan”), to increase the authorized number of Shares issuable under the Plan by 2,900,000 Shares.

     The dilutive effect of this proposal will be more than offset by our planned reduction of the number of Shares issuable under certain of our existing Share option plans (the “Share Option Plans”) by 4,200,000 Shares, which reduction will be implemented if the proposed amendment to the Plan is approved by our shareholders and we obtain necessary regulatory approvals.

     The Plan was adopted with shareholder approval in 2003 and permits Shares to be issued to part-time and full-time employees (including officers) and directors of Ballard and its subsidiaries. The general purpose of the Plan is to conserve our cash reserves and to align the interests of our employees with the interests of our shareholders. Shares issued under the Plan must be priced at no less than the last closing price per Share on the TSX or NASDAQ on the date on which the Board approved the issuance of the Shares. Specifically, the Plan is used to:

(i)	annually recognize contributions made by employees in accordance with our bonus plan;

(ii)

satisfy directors’ annual retainers, including any redemption of DSUs issued pursuant to our Deferred Share Unit Plan for Directors that was approved by the Board effective on September 16, 2003 (the “Directors’ DSU Plan”);

(iii)

enable us to satisfy any redemption of DSUs issued pursuant to our Deferred Share Unit Plan for Executive Officers that was approved by the Board effective on December 15, 2003 (the “Executive Officers’ DSU Plan”);

(iv)

enable us to satisfy any redemption of any restricted share units (“RSUs”) issued pursuant to our Restricted Share Unit Plan that was approved by the Board effective on December 3, 2004 (the “RSU Plan”);

(v)	enable us to attract key employees by issuing Shares as a signing bonus; and

(vi)	enable us to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees.

     The Plan contains limitations on the issuance of Shares, such as the number of Shares that may be reserved for issuance or issued at any time under the Plan and any other Share Compensation Arrangement (as defined in the Plan):

(a)	to Insiders (as defined in the Plan), may not exceed 10% of the number of Shares issued and outstanding at that time (on a non-diluted basis); and

(b)	to any Insider and his or her Associates (as defined in the Plan), within a one-year period, may not exceed 5% of the number of Shares issued and outstanding at that time (on a non-diluted basis).

     In addition, the number of Shares that may be reserved for issuance or issued under the Plan to our directors (other than directors who are also officers of Ballard or any of its subsidiaries) will not exceed 200,000 Shares in the aggregate.

     The Plan is subject to adjustment upon the occurrence of certain events, including a subdivision or consolidation of Shares and the issue of any stock dividends to shareholders, among others. Subject to any applicable approval of the TSX and any other stock exchange or securities regulatory agency whose approval is required in the circumstances, our Board may amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken pursuant to the Plan. The Plan does not impose any restrictions on the transfer of Shares issued under the Plan.

     As of March 26, 2003, the total number of Shares that could be issued under the Plan was 2,900,000, representing approximately 2.5% of the 115,988,773 Shares then issued and outstanding. As of March 20, 2006, 1,379,375 Shares had been issued under the Plan and 769,407 Shares had been reserved for issuance under the Plan for any future redemptions of outstanding DSUs and RSUs, which in combination represent approximately 1.9% of the 113,183,243 Shares then issued and outstanding. This leaves a balance of approximately 750,000 Shares still available for issuance under the Plan. Given that we expect that we will require additional Shares to meet future issuances under the Plan and bearing in mind the purposes of the Plan, we propose to increase the authorized number of Shares by 2,900,000 Shares, representing approximately 2.6% of the 113,183,243 Shares issued and outstanding as of March 20, 2006. We expect that this increase in Shares will be sufficient to satisfy our projected issuances under the Plan through the end of 2009.

     The text of the proposed ordinary resolution to amend the Plan is as follows:

RESOLVED that:

1.

the Company’s 2003 Share Distribution Plan dated for reference May 22, 2003, as amended December 5, 2003, and December 3, 2004 (the “Plan”) is hereby amended by deleting from section 2.3 thereof the number “2,900,000” and substituting therefor “5,800,000”, so that section 2.3 reads as follows: “The maximum number of Common Shares that may be issued under this Share Distribution Plan is 5,800,000.”; and

2.

the Board is hereby authorized to take such steps as it deems appropriate to implement the amendment authorized hereby and to authorize execution and delivery of any instrument effecting such amendment as may be deemed appropriate by the Board or as may be required by any securities regulatory authority, exchange or quotation system having jurisdiction over the Company.

     This resolution is to be voted upon by disinterested shareholders only, and accordingly, votes of those insiders (directors and senior officers of Ballard and any of its subsidiaries) who are eligible to participate in the Plan will be excluded.

     A copy of the Plan will be available at the Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The annual premium we paid for the liability policy was approximately U.S.$496,000 for 2005 and U.S.$400,000 for 2006. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is U.S.$40 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of U.S.$200,000 to U.S.$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

COMPENSATION

EXECUTIVE COMPENSATION

     The compensation of our executive officers is primarily through salaries, which are paid in cash, and bonuses, which are paid in Shares or DSUs at the option of the executive officer up to a defined limit, and/or cash. All long-term compensation awards consist of options to acquire our Shares and RSUs. We did not grant any share appreciation rights or make any long-term incentive plan payments in 2005.

     The following table summarizes the compensation paid for the last three fiscal years to our President and Chief Executive Officer, former President and Chief Executive Officer, Chief Financial Officer and each of our three other executive officers (each, a “Named Executive Officer”) that had the highest aggregate compensation (salary and bonuses) in 2005.

Summary Compensation Table

	Annual Compensation						Long-Term Compensation Awards			All Other Compensation ($)

Named Executive Officer and Principal Position	Year	Salary ($)		Bonus(1) ($)		Other Annual Compensation ($)	Securities Under Options (#)		Restricted Shares or Share Units ($)

John Sheridan	2005	116,087	(3)	—		—	—		—	2,948	(4)
President & Chief	2004	—		—		—	—		—	—
Executive Officer(2)	2003	—		—		—	—		—	—
Dennis Campbell	2005	515,566	(6)	407,813	(7)	—	90,000	(8)	—	1,707,072	(9)
Former President & Chief	2004	624,395		480,784		—	85,000		—	25,924	(10)
Executive Officer(5)	2003	611,000		476,580		—	100,000		—	1,246,813	(10)
David Smith	2005	291,927		227,318		—	55,000		—	17,393	(11)
Chief Financial Officer	2004	264,629		173,200		—	35,000		—	16,508	(11)
	2003	241,127		159,867		—	40,000		—	406,105	(11)
Noordin Nanji	2005	324,702		264,880		—	60,000		—	86,709	(12)
Vice President & Chief	2004	322,156		220,773		—	35,000		—	16,508	(12)
Customer Officer	2003	315,245		209,007		—	50,000		—	583,048	(12)
Lee Craft	2005	300,009		244,736		—	65,000		—	20,906	(13)
Vice President, Operations	2004	296,776		210,236		—	35,000		—	21,209	(13)
and President, Ballard	2003	288,000		213,408		—	40,000		—	35,759	(13)
Power Systems
Corporation
Christopher Guzy	2005	264,231	(15)	205,751		—	75,000		—	124,513	(16)
Vice President & Chief	2004	—		—		—	—		—	—
Technology Officer(14)	2003	—		—		—	—		—	—

(1)

Represents the total of the fair market value of Shares issued under the Plan and DSUs issued under the Executive Officers’ DSU Plan, and/or cash paid to each Named Executive Officer as a bonus and not part of salary (other than signing bonuses and retention bonuses which are reported under “All Other Compensation”). The bonus allocation of Shares, DSUs and cash for each Named Executive Officer for the last three years is as follows:

Bonus Allocations

		Shares
		Issued
		under Share		Fair Market	Cash
		Distribution		Value	Bonus	Total
Named Executive Officer	Year	Plan	DSUs	($)	($)	($)
John Sheridan(2)	2005	—	—	—	—	—
	2004	—	—	—	—	—
	2003	—	—	—	—	—
Dennis Campbell(5)	2005	—	—	—	407,813	407,813 (7)
	2004	—	20,406	120,196	360,588	480,784
	2003	—	56,333	476,580	—	476,580
David Smith	2005	16,913	3,338	137,914	89,404	227,318
	2004	—	2,940	17,320	155,880	173,200
	2003	17,007	1,889	159,867	—	159,867
Noordin Nanji	2005	21,898		149,127	115,753	264,880
	2004	—	—	—	220,773	220,773
	2003	24,705	—	209,007	—	209,007
Lee Craft	2005	20,232		137,786	106,949	244,736
	2004	—	—	—	210,236	210,236
	2003	12,612	12,612	213,408	—	213,408
Christopher Guzy	2005	17,009	—	115,838	89,913	205,751
	2004	—	—	—	—	—
	2003	—	—	—	—	—

(2)	Mr. Sheridan was appointed our interim President and Chief Executive Officer on October 12, 2005.

(3)	Amount paid to Mr. Sheridan from October 12, 2005 to December 31, 2005, excluding amounts he earned as Chair of the Board.

(4)	RRSP contribution made by us on behalf of Mr. Sheridan.

(5)	Mr. Campbell departed as our President and Chief Executive Officer effective October 12, 2005.

(6)	Amount paid to Mr. Campbell from January 1, 2005 to October 12, 2005.

(7)	Pro-rated bonus payment for the period from January 1, 2005 to October 12, 2005.

(8)	As a result of Mr. Campbell’s departure these options have expired.

(9)

Includes a RRSP contribution made by us on behalf of Mr. Campbell of $16,500, an insurance premium paid by us for the benefit of Mr. Campbell of $8,238 and, as a result of the departure of Mr. Campbell, annual salary and benefits pro-rated for 15 months of $852,788, a pro-rated bonus for 15 months of $621,988, non-compete payments of $52,740, accrued but unpaid vacation earnings for years prior to 2005 of $93,644, relocation expenses of $50,000, and U.S. health and welfare benefits of $11,174 (converted from U.S. dollars at the December 30, 2005 Bank of Canada closing exchange rate of $1.1659). See “Departure of Former President and Chief Executive Officer” on page 28 for further information.

(10)

Includes a retention bonus of $1,222,000 paid to Mr. Campbell on December 1, 2003, a RRSP contribution made by us on behalf of Mr. Campbell ($15,500 in 2004 and $14,500 in 2003) and an insurance premium paid by us for the benefit of Mr. Campbell ($10,424 in 2004 and $10,313 in 2003).

(11)

Includes a retention bonus of $390,600 paid to Mr. Smith on December 1, 2003, a RRSP contribution made by us on behalf of Mr. Smith ($16,500 in 2005, $15,500 in 2004 and $14,500 in 2003) and insurance premiums paid by us for the benefit of Mr. Smith ($893 in 2005, $1,008 in 2004 and $1,005 in 2003).

(12)	Includes a retention bonus of $567,540 paid to Mr. Nanji on December 1, 2003, a RRSP contribution made by us on behalf of Mr. Nanji ($16,500 in 2005, $15,500 in 2004 and $14,500 in 2003), accrued but unpaid vacation earnings of $69,316 in 2005 and insurance premiums paid by us for the benefit of Mr. Nanji ($893 in 2005, and $1,008 in each of 2004 and 2003).

(13)	Includes a retention bonus of $17,762 paid to Mr. Craft in 2003, a RRSP contribution made by us on behalf of Mr. Craft ($16,500 in 2005, $15,500 in 2004 and $14,500 in 2003) and insurance premiums paid by us for the benefit of Mr. Craft ($4,406 in 2005, $5,531 in 2004 and $3,497 in 2003).

(14)	Mr. Guzy was hired on February 1, 2005.

(15)	Amount paid to Mr. Guzy from February 1, 2005 to December 31, 2005.

(16)	Includes a signing bonus paid to Mr. Guzy of $123,705 (includes the issuance of 15,313 Shares for a value of $99,994 and $23,711 paid in cash) and insurance premiums paid by us for the benefit of Mr. Guzy of $808.

LONG-TERM COMPENSATION

     The following table sets forth the grants of options to purchase our Shares issued to our Named Executive Officers on March 2, 2005 and any additional grants of options issued to them. No other options were granted during our fiscal year ended December 31, 2005.

Option Grants for 2005

				Market Value
	Securities	% of Total		of Securities
	Under	Options Granted	Exercise or	Underlying Options
Named Executive	Option	to Employees in	Base Price	on the Date of Grant
Officer	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
John Sheridan(1)	—	—	—	—	—
Dennis Campbell	90,000 (2)	11.5	7.57	7.57	Expired
David Smith	55,000	7.1	7.57	7.57	March 2, 2015
Noordin Nanji	60,000	7.7	7.57	7.57	March 2, 2015
Lee Craft	65,000	8.3	7.57	7.57	March 2, 2015
Christopher Guzy	40,000	5.1	7.95	7.95	February 1, 2015
	35,000	4.5	7.57	7.57	March 2, 2015

(1)	Mr. Sheridan was appointed our interim President and Chief Executive Officer on October 12, 2005.

(2)	As a result of Mr. Campbell’s departure the unexercised options granted to him have expired.

     The following table sets forth awards of RSUs issued to our Named Executive Officers in 2005.

Long Term Incentive Plan Awards for 2005

		Performance or Other
	Securities, Units or Other	Period Until Maturation or
Named Executive Officer	Rights (#)	Payout(1)
John Sheridan	—	—
Dennis Campbell	99,075 (2)	Expired
David Smith	52,840	March 2008
Noordin Nanji	52,840	March 2008
Lee Craft	—	—
Christopher Guzy	39,630	March 2008

(1)	The RSUs will vest in 2008 if certain performance criteria relating to our 2007 Technology Road Map targets are achieved (see “Report on Executive Compensation – Long Term Incentives”).

(2)	As a result of Mr. Campbell’s departure these RSUs have expired.

       The following table sets forth any outstanding options exercised in 2005 and the values of all outstanding options for Shares held by our Named Executive Officers as at December 31, 2005.

Aggregated Option Exercises During 2005 and Year-End Option Values

						Value of Unexercised
	Securities	Aggregate	Unexercised Options at			in-the-Money Options at
	Acquired	Value	December 31, 2005			December 31, 2005(2)
	on Exercise	Realized	(#)			($)
Named Executive Officer	(#)	($)	Exercisable		Unexercisable	Exercisable	Unexercisable
John Sheridan	—	—	14,500		—	—	—
Dennis Campbell	—	—	148,333	(1)	—	—	—
David Smith	—	—	158,333		91,667	—	—
Noordin Nanji	—	—	360,500		100,000	—	—
Lee Craft	—	—	98,333		101,667	—	—
Christopher Guzy	—	—	—		75,000	—	—

(1)	As a result of Mr. Campbell’s departure his unexercised options expired on January 10, 2006.

(2)	The December 30, 2005 closing price for the Shares on the TSX was $4.92.

EQUITY COMPENSATION PLAN INFORMATION

     The following table sets out, as of December 31, 2005, with respect to compensation plans under which our securities are authorized for issuance, the number of securities we are authorized to issue.

Number of securities
remaining available for
	Number of securities to	Weighted average	future issuance under
	be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	[excluding securities reflected
	warrants and rights	warrants and rights	in column (a)]
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by
security holders	5,382,226	$ 37.08	9,838,774
Equity compensation plans not approved
by security holders	—	—	—
Total	5,382,226 (1)	$ 37.08	9,838,774 (2)

(1)

Represents Shares to be issued under our Share option plans, the Plan, the Director’s DSU Plan, the Executive Officers’ DSU Plan and the RSU Plan. Shares issuable under the Plan, the Directors’ DSU Plan, the Executive Officers’ DSU Plan and the RSU Plan will be satisfied with Shares reserved under the Plan.

(2)

Does not include the proposed increase in authorized Shares under the Plan or the proposed reduction in Shares issuable under our Share option plans as discussed in “Amendment of Share Distribution Plan”.

     For a more detailed description of our share incentive plans, see “Share Incentive Plans” in our Annual Information Form dated March 20, 2006, which is incorporated by reference into this Management Proxy Circular.

REPORT ON EXECUTIVE COMPENSATION

     The Management Development, Nominating & Compensation Committee is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including equity-based annual and long-term incentive plans. As part of its mandate, the committee reviews and approves the appointment of our executive officers, the amount and form of their compensation, their training, development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. The committee also seeks the advice and recommendations of our President and Chief Executive Officer, and Vice President, Human Resources with respect to the compensation of our other executive officers.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

  attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent,

  motivate short-term and long-term performance by directly linking annual incentive compensation opportunities to performance, and link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     Our compensation program for our executive officers has three primary components annual salary,

  annual incentives (bonus) paid in the form of Shares, DSUs, cash or a combination of these instruments, and equity-based, long-term incentives comprised of awards that may be issued under our share option plans or RSU Plan.

     We place considerable emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to individual and corporate performance. For 2005, approximately 65% of the annual compensation earned by an executive officer came from variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, equity-based annual incentives and equity-based long-term incentives (including options and RSUs).

     In 2003, our Management Development, Nominating & Compensation Committee retained the services of Mercer Human Resource Consulting (“Mercer”) to complete a review of our executive compensation philosophy and practices. Mercer’s mandate was to provide the committee with a competitive assessment of our executive compensation levels and compensation mix relative to North American market practices.

     The competitive assessment conducted by Mercer included an analysis of the most recent proxy circulars of 21 Canadian and U.S. companies with an industrial classification similar to ours and at a similar stage of development (i.e., moving from product development towards commercial production) in technology sectors, with a high market capitalization to revenue ratio, and within industry segments that we sell to or recruit from (e.g. automotive applications). The analysis was supplemented with survey data from Mercer’s compensation databank with an emphasis on technology, manufacturing, and general industry companies with revenues similar to ours.

     As there were more companies comparable to us in the U.S. than in Canada, a blended market approach was used whereby the total annual compensation of our executive officers was compared to the average of the 75th percentile of the Canadian comparator group and the median of the U.S. comparator group.

     The results of the competitive assessment indicated that our executive officers’ base salary levels were below the target comparator market and that total annual compensation levels were at or slightly below the target comparator market. After consideration of expected value delivered through stock option grants, our executive officers’ total annual compensation levels were left below the target comparator market.

     In September 2005, the Committee retained the services of Towers Perrin Human Resource Services (“Towers Perrin”) to assess the continued validity of the comparator companies and position of our executive officer annual compensation levels relative to the target comparator market. Towers Perrin concluded that the target comparator market should be changed to include companies with lower market capitalization. The Committee selected nine Canadian and ten U.S. companies. A sample competitive assessment (Chief Executive Officer and Chief Financial

Officer) indicated that these officers’ annual compensation levels are at or slightly below the new target comparator market. After consideration of expected value delivered through stock option grants, we determined that our executive officers’ total annual compensation levels are below the new target comparator market.

Annual Salary

     The Management Development, Nominating & Compensation Committee approves, on behalf of our Board, salary guidelines and salary adjustments for our executive officers by reference to:

  comparative market assessments performed by Mercer and Towers Perrin,

  the experience and qualifications of each executive officer,

  the individual performance of each executive officer,

  the roles and responsibilities of each executive officer, and our desire to conserve cash.

     As a guideline, it is our policy to target the annual base salaries of our executive officers below the median of the target comparator market.

Annual Incentive

     Annual incentive targets are set as a percentage of annual salary. Each executive officer’s actual 2005 bonus was based on a combination of his individual performance and our corporate performance. At the beginning of each year, key corporate objectives are set by our executive officers and Board to represent a broad range of goal themes. For 2005 the goal themes included technology and product leadership, strategic growth, customer satisfaction, employee satisfaction and financial management. Under each goal theme are a series of objectives, measures and targets proposed by executive management and approved by our Board. These objectives relate directly to our annual and long-term plans for technology and product leadership, strategic growth, customer satisfaction, employee satisfaction and financial management. The targets for each of the corporate objectives are set to represent significant achievement levels to reflect our high expectations. Following the establishment of the corporate objectives, executive officers set individual goals. A cross-check is done to ensure the cumulative effect of the executive officers’ individual goals cover all the corporate objectives.

     At the end of the year, performance of the corporate objectives is measured to determine a “corporate multiplier”. If performance against the corporate objectives falls below a minimum threshold set at the beginning of the performance period, the corporate multiplier is reduced to zero, eliminating all annual incentive compensation. If we achieve all of our corporate objectives, the “corporate multiplier” is calculated to be 1.0. If we meet or exceed all of our corporate objectives, the “corporate multiplier” could range from 1.0 to 1.5. Examples of the corporate objectives for 2005 are: “Achieve technology and manufacturing readiness for MK 1030 volume ramp-up by August 31 target”, “Meet availability target of HyWay1 Job 1 & Bus Fleets”, and “Meet reduced annual total cash consumption targets”. In addition, each executive officer’s performance is measured against his individual goals and a specific individual achievement multiplier is assigned to each executive officer. Examples of the individual goals for 2005 include: “Achieve 2005 Corporate Technology Leadership Goal to demonstrate industry leading durability and freeze-start capability with next generation fuel cell stack”, and “Secure new commitments or improvement to existing program plans that will contribute incremental cash flow between 2005-2008”. The corporate multiplier and the executive officer’s individual achievement multiplier are used together with the individual’s target bonus percentage to determine his or her annual bonus. In 2005, the corporate multiplier was 92.7% because while we met the majority of our corporate objectives, some were not fully achieved. Our executive officers’ individual achievement multipliers for 2005 ranged from 1.0 to 1.10.

     Under the annual bonus plan, each executive officer elects to receive his bonus in Shares or DSUs, and at our discretion, all or a portion of the bonus can also be paid in cash. In March 2006, bonuses for 2005 were authorized to be paid in Shares and DSUs, net of statutory deductions. Shares may be traded immediately while DSUs may only be redeemed for Shares upon the executive officer’s retirement or departure from Ballard. In June 2005, each executive officer made an election to receive his 2005 incentive compensation in the form of Shares and/or DSUs, net of statutory deductions. The provisions of the American Jobs Creation Act of 2004 (U.S. federal legislation)

apply to our Executive Officers’ DSU Plan. As bonuses are performance based, and as the results are not known until the end of the performance period (year-end), executive officers will be required to make this annual election by June 30th of each year. Our Plan allows our Shares to be issued to our executive officers as incentive compensation and it also allows Shares to be issued for redemption of DSUs. The Management Development, Nominating & Compensation Committee reviews and approves the annual incentive compensation for each participant based upon the recommendations of our President and Chief Executive Officer. In adopting this philosophy of equity-based incentive compensation we understand that our executive officers will, from time to time, sell Shares for a variety of reasons; however, they remain subject to our share ownership guidelines.

Long-Term Incentives

     We provide our executive officers with equity-based long-term incentives through our share option plans and RSU Plan. These plans are designed to reinforce the connection between executive officer remuneration and our performance, by motivating and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations, not corporate performance, is taken into account in determining the award.

     Share options are granted annually, taking into consideration the responsibilities of each participant, the number of outstanding share options and the individual performance of each participant.

     Under our share option plans:

  the exercise price is determined by the Board, but must not be less than the closing price per share for the Shares on the TSX on the last trading day before the effective date of the option, and each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option in the second, third and fourth years of the term of the option, and in addition, during any year of the term, as to a total number of the Shares as to which the option could have been, but was not, exercised during the preceding years.

     The purposes of the RSU Plan are (1) to recognize contributions made to us by our employees, (2) to have our employees participate in our long-term success and (3) to promote greater alignment of interests between our employees and shareholders. Any redemptions of RSUs will be satisfied with Shares reserved under the Plan or any successor plans. The RSU Plan provides for vesting over periods of up to three years and awards may be subject to certain performance criteria, both determined by the Board. Employees and officers are eligible to receive RSUs under our RSU Plan. On March 1, 2005, 362,016 RSUs were issued to certain executives and employees as long-term incentives. Vesting criteria for these awards, included: (1) time (the passing of three years, ending March 2008); and, for executive officers only, (2) performance (achievement of our 2007 Technology Road Map targets, including freeze start, durability, volumetric power density and fuel cell stack cost). As a result of Mr. Campbell’s departure the 99,075 RSUs issued to him on March 1, 2005 have expired.

Chief Executive Officer’s Compensation

     Mr. Dennis Campbell was our President and Chief Executive Officer from January 1, 2005 to October 12, 2005. For this period he was paid a pro-rated annual salary of $515,566 and a pro-rated 2005 bonus of $407,813. The main terms and conditions pertaining to his departure are described in the section “Employment Agreements”.

     On October 12, 2005, Mr. John Sheridan was appointed our interim President and Chief Executive Officer, in addition to his role as Chair of the Board. Being an interim position, Mr. Sheridan’s compensation included a monthly base salary of $52,400 and he declined any benefits, bonus and long-term incentive compensation, and we reimbursed his expenses for a furnished apartment, local transportation, and travel between his home and Vancouver. His base salary fell below North American market practices for similar roles, benchmarked against the comparison group described earlier. While acting as our interim President and Chief Executive Officer Mr. Sheridan continued to receive remuneration for also acting as our Chair of the Board.

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares that are equal to the lesser of:

  an amount equal to two times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to annual base salary in the case of each other executive officer, divided by the fair market value of our Shares, or

  52,000 Shares if the executive officer is the President and Chief Executive Officer, and 11,000 Shares for each other executive officer.

     The fair market value is defined as the closing price of our Shares, as listed on the TSX, on the date of issuance. The share acquisition period is five years from the date of the implementation of the ownership guidelines or, for executive officers that joined us after 2003, five years from the date of hire.

     Submitted by the Management Development, Nominating & Compensation Committee:

Ed Kilroy (Chair)
Dr. Gerri Sinclair
David Sutcliffe
Mark Suwyn

EMPLOYMENT AGREEMENTS

Named Executive Officers

     All of our Named Executive Officers’ employment agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions.

     The annual earnings paid to each of our Named Executive Officers under employment agreements for 2005 was as follows: Mr. Sheridan received a pro-rated amount of $116,087 for the period from October 12, 2005 to December 31, 2005, Mr. Campbell received a pro-rated amount of $515,566 for the period from January 1, 2005 to October 12, 2005, Mr. Smith received $291,927, Mr. Nanji received $324,702, Mr. Craft received $300,009 and Mr. Guzy received a pro-rated amount of $264,231 for the period from February 1, 2005 to December 31, 2005. Further details of the 2005 compensation for Mr. Campbell and Mr. Sheridan are included in the “Report on Executive Compensation”.

     Pursuant to the employment agreements, if we terminate a Named Executive Officer’s employment we are required to provide 12 months’ notice plus one month’s notice for every year of employment completed with us to a maximum of 24 months. Generally, if the employment of an executive officer is terminated by us after a change of control, or an executive officer resigns following a change of control and the occurrence of certain events, including those related to an adverse change in his status or duties, the executive officer will instead be entitled to receive a payment equal to twice his annual compensation, up to $25,000 for job counselling services, and reimbursement of the costs associated with finding alternative employment, up to an amount equal to 10% of his annual compensation. Further, any unvested options to purchase our Shares will vest immediately. A “change of control” under the employment agreements is deemed to occur, among other things, on the acquisition of at least 50% of our outstanding Shares by a person or group of persons acting together, on the sale of all or most of our assets or upon our merger or amalgamation with another company. Annual compensation is defined as the sum of the executive officer’s annual base salary, annual benefits value and the greater of the present year’s bonus or previous year’s bonus.

Departure of Former President and Chief Executive Officer

     As a result of Mr. Campbell’s departure effective October 12, 2005, and in accordance with the terms and conditions of his employment agreement we paid him, as a lump sum: (1) his base salary and annual benefits pro-rated for a 15 month notice period of $852,788, and (2) a future bonus pro-rated to account for a 15 month notice period of $621,988. Mr. Campbell’s bonus was calculated on the basis of corporate performance of 79% of the target, which was consistent with the average performance achievement over the three previous years. In addition, we agreed to enroll and pay the premiums for health and welfare insurance for Mr. Campbell and his dependents under our U.S. insurance plan until October 12, 2006. Relocation expenses of $50,000 were also reimbursed to Mr. Campbell. In keeping with terms of a real estate loan made to Mr. Campbell by us, Mr. Campbell repaid the loan principal of $500,000 on December 22, 2005. As a result of Mr. Campbell’s departure, his share options and RSUs have expired. We elected to enforce a non-competition covenant with Mr. Campbell for a 12 month period in consideration for payment to him of $316,437 ($52,740 of which was paid in 2005 and has been included in our summary compensation table - see item (9)) payable in equal monthly payments commencing on November 30, 2005 and ending on October 31, 2006.

COMPENSATION OF DIRECTORS

     We remunerate directors who are not executive officers or non-independent directors for services to the Board, committee participation and special assignments. The following table describes the compensation of directors in 2005:

Annual Retainer (Non-Executive Chair of the Board)
• Payable in Shares or DSUs	$172,000
Annual Retainer (Director)
• Payable in Shares or DSUs	$45,000
Annual Retainer (Lead Director)
• Payable in Shares or DSUs	$30,000
Annual Retainer (Committee Chairs)
- Audit Committee	$13,000
- All other Committees	$5,000
• Payable in Shares, DSUs or Cash
Annual Retainer for Committee Members:
-Audit Committee	$3,000
-All other Committees	$1,500
• Payable in Shares, DSUs or Cash
Committee Meeting Attendance Fee (per meeting)
- Committee Chair	$1,400
- Committee Member	$1,300
Board Meeting Attendance Fee (per meeting)	$1,500

     Each independent director who is a U.S. resident receives the same nominal consideration as described above, but such compensation is paid in U.S. dollars rather than Canadian dollars and any equity based compensation is adjusted accordingly.

     At the discretion of the Chair and the Chief Executive Officer, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with attending Board meetings. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of $2,250 (or U.S.$2,250 in the case of a U.S. resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     We satisfy our directors’ annual retainers utilizing 100% equity-based compensation. Starting in 2003, we ceased the practice of annual grants of share options to our directors. Meeting attendance fees are paid in cash.

     Under the Directors’ DSU Plan, each independent director may elect to receive a number of DSUs to satisfy his or her total annual retainer. A DSU under this plan is a notional common share having the same value as one of our Shares at the time of grant. However, a DSU is not redeemed until the director leaves the Board and its value on redemption will be based on the value of our Shares at that time. The Directors’ DSU Plan thereby provides the financial equivalent of an ongoing equity interest in us through our directors’ board service. Directors are entitled to elect to participate in the Directors’ DSU Plan or to receive their annual retainers in Shares. The Plan or successor plans will be used to satisfy the redemption of DSUs issued pursuant to the Directors’ DSU Plan and any issuance of Shares to satisfy the annual retainer.

     In 2005, DSUs and Shares were granted to directors as follows:

Name	DSUs Granted (#)	Value of DSUs ($)	Shares Granted (#)	Value of Shares ($)	Total Value ($)

Ian Bourne	7,249	51,500	—	—	51,500
Ed Kilroy	6,444	45,750	—	—	45,750
David Sutcliffe	—	—	3,600	22,500	22,500
John Sheridan	24,210	172,000	—	—	172,000
Dr. Gerri Sinclair	—	—	—	—	—
Mark Suwyn	7,663	U.S. 45,000	—	—	U.S. 45,000
Douglas Whitehead	7,460	53,000	—	—	53,000

GENERAL INFORMATION

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2000 with the total cumulative return of $100 on the S&P/TSX Composite Index for the last five years.

	2000	2001	2002	2003	2004	2005
Ballard	100	50	18	16	9	5
S&P/TSX Composite Index	100	86	74	92	104	126

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the best of our knowledge, none of our directors or executive officers or nominees for election as a director, or any of the principal shareholders set out under “Voting Shares and Principal Holders Thereof” (or any affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular and our management proxy circular dated July 26, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     As at March 20, 2006, the aggregate indebtedness of our current or former directors, officers or employees is as follows:

Aggregate Indebtedness ($)

Purpose	To the Company or its Subsidiaries	To Another Entity

Share purchases	—	—
Other	$75,000	—

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which filings, are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated March 20, 2006;

  Audited Annual Financial Statements for the year ended December 31, 2005 together with the auditors’ report thereon; and

  Management's Discussion and Analysis for the year ended December 31, 2005.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

     Any shareholder who intends to present a proposal at our 2007 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than December 20, 2006, and must comply with the requirements of section 137 of the Canada Business Corporations Act.

     We are not obligated to include any shareholder proposal in our proxy materials for the 2007 annual shareholders’ meeting if the proposal is received after the December 20, 2006 deadline.

     Our Board has approved the contents and the sending of this Management Proxy Circular.

BY ORDER OF THE BOARD

STEPHANIE CHAN
General Counsel and Corporate Secretary

Dated: March 20, 2006

APPENDIX A

BOARD OF DIRECTORS MANDATE

SCOPE

     The board of directors is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The board of directors guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. The board members are kept informed of the Corporation’s operations at meetings of the board and its committees, and through reports and analyses by, and discussions with, management. The board is composed of a majority of independent and unrelated directors. The board manages the delegation of decision-making authority to management through board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

DUTIES AND RESPONSIBILITIES

     The board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

A) Meetings

     Meetings of the board will be held as required, but generally six times a year. In addition, the board will ensure that two in-camera sessions of all directors – one excluding management, and the second excluding management and related directors – are held at the end of each regular in-person board meeting.

B) Selection of Management

     The board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Management Development, Nominating & Compensation Committee, the board is also responsible for approving the appointment and reviewing the remuneration of all executives who are appointed by the board. The board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

C) Corporate Strategy

     The board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the board expects management to achieve the corporate goals set by the board, and the board monitors throughout the year the progress made against these goals.

     In addition, the board approves key transactions which have strategic impact to Ballard, such as acquisitions, key collaborations, key supply arrangements and strategic alliances. Through the delegation of signing authorities, the board is responsible for setting out the types of transactions which require approval of the board before completion.

APPENDIX A

BOARD OF DIRECTORS MANDATE

D) Fiscal Management and Reporting

     The board monitors the financial performance of Ballard and must ensure that the financial results are reported (a) to shareholders and regulators on a timely and regular basis, and (b) fairly and in accordance with generally accepted accounting principles. The board must also ensure that all material developments of Ballard are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the board reviews and approves the Annual Report, which is sent to shareholders of Ballard and describes the achievements and performance of Ballard for the preceding year. The Audit Committee also approves (subject to shareholder ratification) the appointment of Ballard’s auditors on an annual basis.

E) Legal Compliance

     The board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F) Statutory Requirements

     The board is responsible for approving all matters which require board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the board as they arise.

G) Formal Board Evaluation

     The board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the board, board committees, and the Chair of the Board. The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve board effectiveness. The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full board. In addition, each individual director’s performance is evaluated and reviewed regularly through a director peer evaluation.

H) Risk Management

     The board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The board is also responsible for the integrity of the Corporation’s internal controls and management of information systems.

I) External Communications

     The board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report which contains a summary of the feedback and common enquiries received from shareholders, as well as a board of directors e-mail address which has been set up for the public to submit messages to the board of directors.

APPENDIX B

TERMS OF REFERENCE

MANDATE

     In carrying out his or her responsibilities as a member of the board of directors, each director owes a fiduciary duty to Ballard and must ensure that he or she:

A)	acts honestly and in good faith with a view to the best interests of Ballard; and

B)	exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

DUTIES AND RESPONSIBILITIES

1.	In carrying out his or her mandate as a director, each director must:

	a)	maintain confidentiality of all information which is learned in his or her capacity as a director;

	b)	exercise good judgment and act with integrity;

	c)	avoid conflicts of interest;

	d)	disclose contracts or arrangements in which the director has an interest;

	e)	be an available resource to management and the rest of the board;

	f)	ensure that ballard operates according to best practices;

	g)	support and encourage legal, ethical and credible business practices;

	h)	act and function independently of management; and

	i)	be available for communications with the Chairman and/or CEO between meetings;

2.	To promote the effectiveness of Board and committee meetings, each director must:

	a)	prepare for such meetings by reviewing the materials sent out in advance of the meeting;

	b)	attend each meeting whenever possible;

	c)	be in attendance for the full duration of the meeting, whenever possible;

	d)	have acquired adequate information necessary for decision making;

	e)	participate fully and frankly in deliberations and discussions during the meeting;

	f)	encourage free and open discussion of the affairs of Ballard by the board members; and

	g)	question senior management appropriately regarding strategy, operations and results;

3.	In order to be able to make well informed decisions, each director must:

	a)	remain knowledgeable about Ballard’s products and industry;

	b)	develop a thorough understanding of Ballard’s role in the industry and the community;

	c)	maintain an understanding of the regulatory, business, social and political environments in which Ballard operates; and

	d)	remain knowledgeable about Ballard’s facilities and visit them when appropriate.

APPENDIX C

AUDIT COMMITEE MANDATE

PURPOSE

     The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

     More specifically the purpose of the Committee is to satisfy itself that:

A)

the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)

the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements which do not require full board approval;

C)

the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)

the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee and board of directors each have the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out and that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

APPENDIX C

AUDIT COMMITTEE MANDATE

     In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION AND ELIGIBILITY

A)

Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Toronto Stock Exchange, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)

Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director.

G)

All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)

At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority. The financial expert must have all of the following five attributes:

(i)	an understanding of GAAP or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(vi)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(vii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

APPENDIX C

AUDIT COMMITTEE MANDATE

(viii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(ix)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I.

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

MEETINGS AND OPERATIONS

A)

The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)

If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)

All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions. The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

D)

The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)	The minutes of all meetings of the Committee will be provided to the board of directors.

G)	The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

H)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

I)

The Committee is empowered to investigate any activity of the Corporation and all employees are to cooperate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

J)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

K)

The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

APPENDIX C

AUDIT COMMITTEE MANDATE

DUTIES AND RESPONSIBILITIES

A)	Financial Reporting Control Systems

The Committee will:

(i)	review with management any significant changes in financial risks facing the Corporation;

(ii)	review with management procedures followed with respect to disclosure controls and procedures;

(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

(iv)	annually review the Mandate of the Committee;

(v)

annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee to the board;

(vii)

establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

	a)	review and periodic approval of management’s risk philosophy and risk management policies;

	b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)

discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)	Interim Financial Statements

The Committee will, prior to their release, review interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors and approve their release. This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

APPENDIX C

AUDIT COMMITTEE MANDATE

(iii)

obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)	discuss the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, in detail with the Corporation’s officers and the external auditors;

(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)

before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee);

(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

(i)

appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee, and the Committee and the board of directors each have the authority to terminate the external auditors’ engagement. The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	annually review the representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)

approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

APPENDIX C

AUDIT COMMITTEE MANDATE

a)	bookkeeping services;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

f)	investment banking, broker, dealer or investment advisor services;

g)	management and human resources services;

h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

i)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	a)	all critical accounting policies and practices;

	b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	c)	any other material written communications between the external auditors and management;

	d)	the internal quality-control procedures of the external auditors;

e)

any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

	f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)

ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)	Treasury

The Committee will:

(i)	review and approve the Treasury Policy;

(ii)	review the quarterly Treasury Report; and

APPENDIX C

AUDIT COMMITTEE MANDATE

(iii) review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1;

(ii)

reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)

ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

(i)

The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

(ii) The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating & Compensation Committee, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

(i)	a director or executive officer of the Corporation;

(ii)	any nominee for election as a director of the Corporation;

(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)

receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

APPENDIX C

AUDIT COMMITTEE MANDATE

(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

(vii)	review the terms and conditions of each related party transaction;

(viii)	with respect to the holders of Common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all existing loans and advances to the Corporation’s executive officers or directors.

I)	Other

The Committee will:

(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller; and

(iii)	annually review the audit of the expense reports of the Chairman of the Board of Directors and the CEO.

PERFORMANCE EVALUATION

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

COMMITTEE TIMETABLE

     The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

PURPOSE

     The purpose of the Management Development, Nominating & Compensation Committee (the “Committee”) is to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A)	All of the members of the Committee must be unrelated/independent directors. There will be at least three members of the Committee.

B)	The Committee Chair will be appointed by the Committee.

MEETINGS

A)

The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chairman of the Committee will draw up an agenda which will be circulated in advance to the members of the Committee with the materials for the meeting.

B)

All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers. In addition, the Committee may require certain members of senior management to attend particular meetings.

C)

The President and CEO will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives or employees of the Corporation will attend at the request of the Committee.

D)	Meetings will be chaired by the Chairman of the Committee, or in his absence by a member chosen by the Committee from among themselves.

E)	The Committee will meet at least four times per year.

F)	A quorum for transaction of business in any meeting of the Committee is a majority of members.

G)

The board will be kept informed of the Committee’s activities by an oral report, presented by the Chairman of the Committee, to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to members of the board.

DUTIES AND RESPONSIBILITIES

          A)      Determine remuneration and other benefits of the Corporation’s executive officers and consultants

                 In fulfilling this responsibility, the Committee will

(i)	annually approve the CEO’s personal performance goals,

(ii)

determine the remuneration, benefits and terms and conditions of employment of the CEO in light of the Corporation’s financial and non-financial performance. Where the CEO is also the Chairman of the Board, the Committee will also receive input from the Corporate Governance Committee on the evaluation and performance of the Chairman of the Board,

(iii)	approve the remuneration of the other executive officers of the Corporation,

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

(iv)

have the authority to appoint, determine the level of remuneration for, oversee and terminate services provided by, consultants. Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee, and

(v)	set and review executive share ownership guidelines and monitor compliance.

B)	Recommend Board Nominees

The Committee will seek out and recommend to the board of directors the nominees for appointment, election or re-election to the board.

C)	Review and approve the Corporation’s equity-based incentive plans and distributions under such plans

In fulfilling this responsibility the Committee will

(i)	review eligibility criteria and award guidelines,

(ii)	review the proposals of the CEO and approve and make determinations on equity-based incentive plans such as share option and share distribution plans, and

(iii)	review the proposals of the CEO and make recommendations to the board regarding option, share and share equivalent allocations.

D)	Succession Planning

As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and as deemed necessary by the Committee, any other officers or employees of the Corporation.

In fulfilling this responsibility for succession plans for directors, the Committee will

(i)	develop and regularly review director qualification standards,

(ii)	develop a procedure for director selection to ensure that a broad number of skills are present on the board, and

(iii)	to the extent required by applicable laws or regulations, ensure that there is a procedure to allow individual shareholders to recommend director nominees to the Committee for consideration.

In fulfilling this responsibility for succession plans for executive officers, the Committee will

(i)	review the functions of officers of the Corporation,

(ii)	review and discuss qualifications of proposed candidates named in succession plans, and

(iii)	provide guidance to management with respect to the succession plans.

E)	Review and approve regulatory filings

The Committee will review and approve the disclosure to be made of director and executive remuneration in the Management Proxy Circular.

F)	Seek information from the Corporation or independent advisors

The Committee will have the authority to seek any information that it requires from any officer or employee of the Corporation. The Committee is authorized to obtain such independent advice as it considers necessary.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

     The timetable set out below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

____________________

(1)	Review

(2)	Approve

(3)	Approve and recommend for board approval

APPENDIX E

CORPORATE GOVERNANCE COMMITTEE MANDATE

PURPOSE

     The purpose of the Corporate Governance Committee (the “Committee”) is to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees, and to monitor director compensation matters. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A)	The Committee will have a majority of unrelated/independent directors.

B)	The Committee will elect its own Chair.

C)	The Committee will be composed of no fewer than four and no more than six directors.

MEETINGS

A)	Meetings of the Committee will be held as required, but at least four times a year.

B)

The Committee will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chairman of the Committee, will draw up an agenda which will be circulated in advance to the members of the Committee along with the materials for the meeting.

C)	Meetings will be chaired by the Chairman of the Committee, or in his absence by a member chosen by the Committee from among themselves.

D)	The Committee will conduct an in-camera session at the end of each Committee meeting without management present.

E)

The President and CEO and Chairman of the Board will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executive officers or employees of the Corporation will attend at the request of the Committee.

F)

All directors who are not Committee members will be given notice of every meeting of the committee and will be allowed to attend as observers, other than in cases where the Committee wishes to meet in-camera.

G)	A quorum for transaction of business in any meeting of the Committee is a majority of members.

H)

The board will be kept informed of the Committee’s activities by an oral report presented to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to the directors.

APPENDIX E

CORPORATE GOVERNANCE COMMITTEE MANDATE

DUTIES AND RESPONSIBILITIES

A)     Monitor corporate governance issues

In fulfilling this responsibility, the Committee will:

i)	advise the Chairman of the Board and the board of directors on matters of corporate governance;

ii)	advise the board on issues of conflict of interest for individual directors;

iii)	conduct, on an annual basis, an assessment of the effectiveness of the board, the committees of the board, and the individual directors, and report on such assessments to the full board;

iv)	annually review the mandates for the board, each board committee and board committee chair, and terms of reference for individual directors;

v)	recommend to the board the approval of each document referenced in (A)(iv);

vi)	set and monitor minimum attendance guidelines for board of directors and committee meetings;

vii)	set and periodically review director minimum share ownership requirements;

viii)	develop, in conjunction with the Chairman of the Board and the President & CEO, and review, annual board goals or improvement priorities;

ix)

consider and approve, where appropriate, requests by individual directors to engage the services of outside experts and advisors at the expense of the Corporation, so long as the CEO is given full knowledge of such engagement, unless the provision of such knowledge would be inappropriate in the circumstances;

x)

at the request of the board, consider any other matters which will assist the board to meet its responsibilities regarding corporate governance matters, including adherence to any governance guidelines or rules established by applicable regulatory authorities; and

xi)	develop guidelines for the required resignation of directors and assess performance of directors.

B)     Recommend to the board of directors the size of the board and the membership of all board committees

The Committee will make a recommendation to the board annually on the size of the board. The Committee will also recommend to the board annually the directors for appointment to the board committees.

C)     Organize, review and recommend continuing education programs and policies relating to directors

         As required, the Committee will:

i)

with the assistance of management, organize and provide an appropriate orientation and education program for new directors, provide continuing education materials to directors and organize and recommend educational presentations to be made to the board where appropriate; and

ii)	review from time to time any policies with respect to term limits for length of service by, and mandatory retirement age of, directors.

D)     Determine the compensation of the directors

The Committee will review the adequacy and form of compensation for directors and ensure that such compensation realistically reflects the responsibilities and risks involved.

E)     Evaluate the performance of the Chairman of the Board

The Committee will evaluate the performance of the Chairman of the Board.

APPENDIX E

CORPORATE GOVERNANCE COMMITTEE MANDATE

In fulfilling this responsibility, the Committee will:

i)	establish formal performance objectives;

ii)	monitor the performance of the Chairman of the Board; and

iii)	provide formal and informal feedback on performance.

F)	Develop and implement succession planning strategies for the Chairman of the Board

G)	Assess responsibilities of management

The Committee will assess the relationship between the board and executive officers and recommend, as necessary, limits on the authority of management where board input is required.

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Ballard Power Systems Inc.

•	Management’s Discussion and Analysis
•	Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

     The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2005. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 7, 2006.

     All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

     Ballard is recognized as a leader in the design, development and manufacture of proton exchange membrane (“PEM”) fuel cells. Our mission is to make fuel cells a commercial reality.

     We operate in three market segments:

1.	Power Generation: PEM fuel cell products for residential cogeneration, materials handling, backup power markets and power electronics;

2.	Automotive: PEM fuel cell products and electric drive systems for fuel cell vehicles; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

     We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facilities in Germany (Nabern). We also operate a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Japan (Tokyo) that develops, manufactures and sells fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

     We build value for our shareholders by developing industry-leading fuel cell technology and leveraging that technology to meet the needs of near- and long-term markets, both automotive and non-automotive.

     Our excellence in PEM fuel cell design, development and manufacturing attracts leading companies as partners and customers who choose our technology to produce fuel cell-powered products.

     Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets. To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

     Our Integrated Management System is third-party registered to the following standards: ISO 9001:2000 (Quality); ISO 14001:2004 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive).

     In 2005, we repositioned the company to more effectively grow shareholder value. Key to this repositioning were five strategic initiatives:

1.

We sharpened our focus on our core competency fuel cell design, development and manufacture. The sale of our German fuel cell support systems subsidiary, Ballard Power Systems AG (“BPSAG”) was key to this. We also exited costly systems integration work in the backup power space.

2.

We strengthened our key partnerships, securing up to $62 million in future development funding. We renewed our Automotive Alliance Agreement (“the Alliance”) with DaimlerChrysler (“DaimlerChrysler”) and Ford Motor Company (“Ford”). We also restructured our joint venture with EBARA Corporation (“EBARA”) in Japan. The details of both transactions follow in our discussion of Significant Developments.

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3.	We advanced our commercial strategy to partner with lead customers. This approach lessens our product development costs and reduces our market entry risks.

4.

We established improved transparency in technology reporting by publishing a five-year Technology “road map.” This road map is one of the metrics by which our technology leadership will be measured, year over year, as we progress toward our goal of demonstrating commercially viable automotive fuel cell technology by 2010.

5.

We strengthened our financial position, reducing our annual operating cash consumption (see Non- GAAP Measures). Our 2006 expected operating cash consumption is $50 to $65 million, compared to $83 million in 2005. In addition, as part of divesting BPSAG, we received $29 million in cash proceeds and reduced our issued and committed share capital by 15%.

Power Generation

     We are focused on power generation in the following markets: residential fuel cell cogeneration and materials handling.

Residential Fuel Cell Cogeneration:

     Residential fuel cell cogeneration provides on-site hydrogen production using the existing fuel structure (natural gas or kerosene) and then efficiently converts this hydrogen into electricity and heat. Our system provides the first kilowatt of electricity and all of the hot water needs for the home. We believe there are several factors that make Japan an ideal market for this technology:

  High cost of electricity

  Growing demand for energy – electrical grid is overburdened

  Government commitment to reducing emissions

  Strategic, committed, multi-year government support – the Japanese government provided $25 million in subsidies for 2005 product introduction

     Our joint venture partner, EBARA, is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

     EBARA BALLARD is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize a 1kW residential cogeneration fuel cell generator designed to provide domestic hot water and base-load electric power for the Japanese residential market. EBARA BALLARD’s product was installed at the official residence of the Prime Minister of Japan, and the Japanese government rated the EBARA BALLARD product first in its 2005 product performance rankings.

Emerging Markets – Materials Handling:

     We are leveraging our proven automotive fuel cell technology into product development opportunities in emerging markets for fuel cells such as materials handling and back-up power applications.

     In August and September we announced two supply agreements to deliver approximately 140 Mark 9 SSL™ fuel cells to our lead customers in the materials handling market, Cellex Power and General Hydrogen.

Automotive

     We have core competencies in automotive PEM fuel cell design and development, as well as the design and development of electric drives for fuel cell vehicles. Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else. Cars, buses and vans powered by Ballard® fuel cell engines accumulated more than two million kilometers of on-road experience during 2004 and 2005. The data accumulated from these trials is very valuable in the development of our next generation fuel cell technology.

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     We have an Alliance with DaimlerChrysler and Ford for the development and commercialization of PEM fuel cells and fuel cell electric drive systems.

     Under the Alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells and in the case of Ford, electric drive systems for fuel cell vehicles. Again, subject to certain exceptions, DaimlerChrysler and Ford must purchase fuel cells from us and Ford must also purchase electric drive systems for fuel cells from us. We can sell fuel cells, and electric drive systems for any application, including vehicles, to customers other than DaimlerChrysler and Ford.

     It is our aim to set the industry standard for automotive PEM fuel cell technology. We believe that by doing so, we will become the fuel cell partner of choice for automakers as they commercialize their fuel cell vehicles.

     In 2005, we continued to make progress in our automotive business.

     In February, California’s Santa Clara Valley Transit Authority commissioned three Gillig-built, Ballard-powered fuel cell buses. The buses are operating in regular revenue service.

     In March, Ford delivered five Ballard-powered Ford Focuses to the Government of Canada for the Vancouver Fuel Cell Vehicle Program, a five-year joint initiative between Fuel Cells Canada, Ford, the Government of Canada and the Government of British Columbia. The program will test and demonstrate these fuel cell vehicles in real-world conditions, and is the first fleet demonstration of fuel cell vehicles in Canada.

     In October, the fleet of 33 Ballard-powered Mercedes-Benz Citaro fuel cell buses operating in Europe, Iceland and Australia surpassed one million kilometers of service.

     In November, three Ballard-powered Mercedes-Benz Citaro fuel cell buses were commissioned in Beijing, China.

     In January 2006, we secured an $8.3 million contract to service 27 Mercedes-Benz Citaro Ballard fuel cell-powered buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.

Material Products

     Our material products activities not only provide a profitable revenue stream, they are strategic to fuel cell development activities.

     We are a Tier 1 supplier of friction products to the automotive industry. In 2005, we continued to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions. In 2006, we were awarded a four-year extension of this contract, valued at approximately $40 million.

     Our carbon fibers expertise provides a platform for the development of GDL materials to support our fuel cell technology. We are also a supplier to other companies involved in fuel cell development.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2005	2004	2003
Revenues	$53,733	$81,373	$119,566
Net loss for period	$(86,983)	$(175,407)	$(125,092)
Loss per share	$(0.73)	$(1.48)	$(1.07)
Normalized net loss(1)	$(100,829)	$(132,616)	$(131,009)
Normalized loss per share(1)	$(0.84)	$(1.12)	$(1.12)
Operating cash consumption(1)	$(83,342)	$(85,344)	$(48,480)
Cash, cash equivalents and short-term investments	$233,033	$240,259	$327,112
Total assets	$524,874	$659,171	$834,835

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____________________

(1)	Normalized net loss, normalized loss per share and operating cash consumption are non-GAAP measures. Please see reconciliation to GAAP in Non-GAAP Measures section below.

2005 RESULTS

     Our revenues for the year ended December 31, 2005 were $53.7 million compared to $81.4 million in 2004. Product revenues decreased $30.2 million or 45% from 2004 and engineering service and other revenue increased $2.6 million or 19% from 2004. The decrease in product revenues primarily related to lower automotive product deliveries in 2005 reflecting the timing of our customers’ fuel cell vehicle fleet deployments, which mainly occurred in 2003 and 2004. The increase in engineering service and other revenue resulted from work performed and achievement of milestones under the next generation light-duty fuel cell and electric drive programs and the 1kW residential cogeneration fuel cell development program.

     Our normalized net loss (see Non-GAAP Measures) for the year ended December 31, 2005, was $100.8 million, or ($0.84) per share, compared with a normalized net loss of $132.6 million, or ($1.12) per share, in 2004. The decrease in normalized net loss was mainly a result of reduced operating expenses, lower depreciation and amortization and higher investment and other income.

     Operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2005 was $83.3 million, compared to $85.3 million in 2004. Reduced operating expenses were offset by higher outflows for working capital requirements over the prior year.

2004 RESULTS

     Our revenues for the year ended December 31, 2004 were $81.4 million compared to $119.6 million in 2003. This decrease included a $12.3 million or 15% decrease in product revenues and a $25.9 million or 65% decrease in engineering service and other revenue. The decrease in product revenues in 2004 primarily related to lower shipments of light and heavy-duty fuel cell engines and related product support services. The decline in engineering service revenue resulted from the completion in 2004 of the development phase of the previous generation light-duty fuel cell engine program and the next generation light-duty fuel cell development program being in its early stages.

     Our normalized net loss for the year ended December 31, 2004, was $132.6 million, or ($1.12) per share, compared with a normalized net loss of $131.0 million, or ($1.12) per share, in 2003. In 2004, lower engineering service and other revenues compared to 2003 were offset by reduced operating expenses and higher gross margins.

     Operating cash consumption for the year ended December 31, 2004 was $85.3 million, compared to $39.9 million (excluding business integration and restructuring expenditures) in 2003. This increase in operating cash consumption was primarily due to a $25.9 million decline in engineering service revenue in 2004 and strong foreign exchange gains of $19.2 million in 2003 compared to a foreign exchange loss of $2.1 million in 2004.

SIGNIFICANT DEVELOPMENTS

Power Generation

Residential Fuel Cell Cogeneration:

     During September 2005, we completed a transaction with our Japanese partner EBARA and our jointly-owned company, EBARA BALLARD (owned 51% by EBARA and 49% by us) that provides funding for the next generation 1kW residential cogeneration fuel cell stack and system and to establish full manufacturing capability in Japan for our 1kW residential cogeneration fuel cell products.

     The following are the key terms of the transaction:

  We receive $18 million for the ongoing development of the current and next generation 1kW residential cogeneration fuel cells, subject to the completion of the work under the development program. This funding is received between 2005 and 2009. At December 31, 2005, we have recognized $1.9 million of revenue associated with the development work.

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  We receive an equity investment from EBARA of $11.7 million in two equal payments. The first half of the equity investment was received at closing, with the payment by EBARA to Ballard of $5.9 million in exchange for 1,004,178 of our common shares. The second half of the equity investment will be made in September 2006.

  EBARA BALLARD gains rights, over time, through an exclusive, royalty-bearing license, payable to us, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cell stacks in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market. In connection with this license, in addition to ongoing royalties, we receive a license fee of $23.6 million, payable over four years. The payments, the first of which was received in the fourth quarter of 2005, are accounted for as a reduction in our net investment in EBARA BALLARD. We also have the right to receive an exclusive, royalty-bearing, worldwide license (outside of Japan) to all improvements developed by EBARA BALLARD.

  We retained all rights related to stationary cogeneration fuel cell markets outside of Japan.

  We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD between 2005 and 2008, the first of which occurred in the third quarter of 2005. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.

Other Power Generation:

     During 2005, we decided not to pursue further investment in our EcostarTM power converter product line. The carrying value of our long-lived assets associated with our EcostarTM power converters was reviewed and we concluded that future expected cash flows from these products did not support their carrying value. As a result, the remaining value of intangible assets of $6.2 million was written-down and capital assets were reduced by $1.2 million to their estimated net realizable value of $0.1 million. In addition, inventory provisions against EcostarTM power converter inventory were increased by $0.6 million and charged to cost of product revenues. Previously in 2004, we wrote-down intellectual property of $13.2 million associated with EcostarTM power converter products.

Automotive

     On August 31, 2005, we completed the divestiture of our vehicular fuel cell support system business through the sale of our interest in our German subsidiary, BPSAG, to DaimlerChrysler and Ford, our Vehicular Fuel Cell Alliance partners. Under the terms of the agreement (the “Acquisition Agreement”):

  DaimlerChrysler and Ford acquired our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to us an aggregate of 9.0 million of our common shares that they owned, valued at $73.8 million, based on the average quoted market price of our common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled. The return and cancellation of shares was recorded as a decrease at the historical weighted average share price in share capital of $93.1 million and an increase in contributed surplus of $19.3 million.

  The existing forward sale agreement, which committed us to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of our common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

  We were reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, was $29.3 million and was included as part of the $18.3 million gain recorded during the year.

  We received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

  We released Ford from any future obligations to us under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to us of approximately

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3.0 million of our common shares owned by Ford valued at $12.5 million. As this was a non-monetary related party transaction, the returned shares were recorded as a decrease in share capital of $31.1 million and an increase in contributed surplus of $31.1 million based on the historical weighted average share price.

     At closing, the parties also signed the Fourth Alliance Agreement, a bus service agreement (the “Bus Services Agreement”) and agreements for the next generation automotive fuel cell and fuel cell vehicle electric drive development programs. Changes to the Alliance under the Fourth Alliance Agreement from the existing Third Alliance Agreement primarily reflect the transfer of BPSAG to DaimlerChrysler and Ford and provide each of the parties with greater flexibility while respecting the principles upon which the Alliance is based. Under the Fourth Alliance Agreement, we continue to be responsible for the research, development and manufacture of vehicular fuel cells for each of DaimlerChrysler and Ford, while DaimlerChrysler and Ford are jointly responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant).

     Under the Bus Services Agreement, we provide field support and warranty services for 36 demonstration fuel cell buses in Europe, Australia and China through 2007. This contract is worth approximately $3.6 million in revenue to us, $1.6 million of which has been recognized to date. The development agreement for the next generation fuel cell product provides for funding to us of up to $37 million, subject to our completion of work and achievement of technical milestones, of which $6.2 million was recognized as revenue in 2005. The development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work, of which $7.4 million was recognized as revenue in 2005. This excludes product revenues expected from these programs.

     During 2004 we recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG based on the estimated proceeds to be received. Due to longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18.3 million was recorded in 2005, resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4.8 million.

Corporate

     During September 2005, we implemented initiatives to extend the life of our existing cash resources through a targeted 12% reduction in year-over-year operating expenses. The savings have been achieved through reductions in discretionary spending and elimination of approximately 100 full-time positions at our facilities in Vancouver, Lowell and Dearborn. Roughly half of these reductions were implemented through normal attrition and elimination of open positions. This 12% reduction in operating expenses is in addition to the cost savings realized through the sale of BPSAG as described above. We recorded a one-time charge during the year of $1.7 million with respect to the position reductions.

     In December 2004, we exercised a call notice, which required DaimlerChrysler and Ford to invest CAD$55 million in our common shares. The investment was completed in January 2005 in exchange for the issuance of 4,457,545 of our common shares.

CRITICAL ACCOUNTING ESTIMATES

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Revenue Recognition

     We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones on the completion of certain work programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the percentage of completion method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

     Under the terms of certain other contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized.

     During the years ended December 31, 2005 and 2004, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision

     A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

     We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the years ended December 31, 2005 and 2004 were reduced by a net amount of $10.5 million and $9.2 million, respectively. The majority of our warranty provision is for automotive-related fuel cell products and the adjustments are driven by contractual expirations, lower operating hours, and better than expected lifetime for our light and heavy-duty fuel cell modules.

Inventory Provision

     In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2005 and 2004, inventory provisions of $1.2 million and $5.6 million, respectively, were recorded as a charge to cost of product revenues. Included in 2005, was a $0.6 million write-down for inventory related to our EcostarTM power converters, as discussed above. Inventory provisions for 2004 included a $3.1 million inventory provision related to our Nexa® and Nexa®RM Series fuel cell modules and a $1.3 million provision related to our AirGenTM fuel cell generator.

Investments

     We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether

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an impairment in the value of these investments that requires recognition has occurred. During the year ended December 31, 2004, we recorded a write-down of our investment in QuestAir Technologies Inc. (“Questair”) of $2.5 million.

Intangible Assets and Goodwill

     As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

     During the years ended December 31, 2005 and 2004 we wrote-down the carrying value of intellectual property related to our EcostarTM power converter products by $6.2 million and $13.2 million, respectively. During 2004, we also recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill and a $0.4 million write-down of intangible assets associated with our AirGenTM fuel cell generator.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

     In 2005, we adopted CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”). We have identified potential VIEs and determined that we have no relationships with legal entities that meet the definition of a VIE and therefore the adoption of AcG-15 did not have a significant impact on our consolidated financial statements.

     On January 27, 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued CICA Handbook Section 1530 Comprehensive Income, Section 3855 Financial Instruments – Recognition and Measurement, and Section 3865 Hedges. These standards will be effective for us from January 1, 2007. The impact of implementing these new standards are not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

RESULTS OF OPERATIONS

     Revenues for the year ended December 31, 2005 were $53.7 million, a $27.6 million or 34% decrease from 2004, primarily reflecting a decrease in product revenues from the Automotive market segment.

     The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)

	Years Ended December 31
	2005			2004			2003
		Engineering			Engineering			Engineering
	Product	Service and	Total	Product	Service and	Total	Product	Service and	Total
		Other			Other			Other
Automotive	$18,893	$14,426	$33,319	$50,167	$13,798	$63,965	$63,078	$39,738	$102,816
Power Generation	6,774	1,941	8,715	4,432	—	4,432	3,406	—	3,406
Material Products	11,699	—	11,699	12,976	—	12,976	13,344	—	13,344
	$37,366	$16,367	$53,733	$67,575	$13,798	$81,373	$79,828	$39,738	$119,566

     Automotive product revenues for the year ended December 31, 2005, decreased by $31.3 million or 62% compared to 2004. Revenues in 2004 were higher as we completed the majority of product deliveries under the previous generation light-duty fuel cell engine program. Revenues in 2004 also included shipments of light-duty fuel cells to non-alliance OEM’s and heavy-duty fuel cell engines to customers in California and China. There were no heavy-duty fuel cell engine sales in 2005.

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     Automotive engineering service and other revenue primarily reflects the achievement of predefined development milestones of our development programs for our customers, the related costs of which are included in research and development expenses. The increase in engineering service revenue for 2005 resulted from commencement of revenues under the next generation light-duty fuel cell engine and electric drive programs in the second half of 2005 and the completion of the development phase of the previous generation light-duty fuel cell engine program in the first half of 2004.

     Power Generation product revenues for the year ended December 31, 2005, increased by $2.3 million, or 53%, compared to 2004, due to higher sales volumes of our 1kW residential cogeneration fuel cells and Ecostar™ power converters. Power Generation engineering service revenue in 2005 was a result of the commencement of revenues from our next generation 1kW residential cogeneration fuel cell program and reflects the percentage of completion of our development programs for our customers, the related costs of which are included in research and development expenses.

     Material Products revenues for the year ended December 31, 2005, decreased by $1.3 million, or 10%, as compared to 2004, due primarily to lower production volumes for automotive OEMs resulting in lower demand for carbon fiber products.

     We expect overall revenues for 2006 to increase to between $55 and $65 million compared to $53.7 million in 2005. Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to improve in 2006 as our programs advance and we continue to meet our customer milestones. In addition, we expect to see increased engineering service revenue from our next generation 1kW residential cogeneration fuel cell program. Automotive and power generation product revenues for 2006 are expected to be comparable to 2005. For power generation, increased sales of our 1kW residential cogeneration fuel cells and Mark9 SSL™ fuel cells will be offset by lower sales of our EcostarTM power converters. Material product revenues are also expected to be slightly higher in 2006.

     Revenues for the year ended December 31, 2004 were $81.4 million, a $38.2 million or 32% decrease from 2003. Automotive product revenues for the year ended December 31, 2004, decreased by $12.9 million or 20% compared to 2003. Revenues in 2003 were higher primarily due to the timing of product deliveries under the previous generation light-duty fuel cell engine program and lower heavy duty fuel cell bus engine revenues. The lower fuel cell bus engine revenues reflect the completion of product deliveries for the European Fuel Cell Bus Project during 2003, partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China.

     The significant decline in engineering service revenue for the year ended December 31, 2004, as compared to 2003, resulted from the development phase of the previous generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine program being in the early stages.

     Power Generation revenues for the year ended December 31, 2004, increased by $1.0 million, or 30%, compared to 2003, due to higher volumes of our 1kW residential cogeneration fuel cell, Ecostar™ power converters, and sales of an early version of our Mark9 SSL™ fuel cell.

     Material Products revenues for the year ended December 31, 2004, decreased by $0.4 million, or 3%, as compared to 2003, due primarily to slightly lower demand for carbon fiber products.

     Cost of product revenues for the year ended December 31, 2005 was $31.3 million, a decrease of $28.3 million or 48% compared to 2004. The decrease in cost of product revenues primarily resulted from lower product sales in 2005 and a $3.1 million inventory write-down in 2004 related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products. Cost of product revenues was also affected by the reduction of warranty provisions of $10.5 million in 2005 compared to $9.2 million in 2004. The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light and heavy-duty fuel cell modules.

     Cost of product revenues for the year ended December 31, 2004 was $59.6 million, a decrease of $16.5 million or 22% compared to 2003. The decrease in cost of product revenues primarily resulted from lower product sales and a reduction of warranty provisions of $9.2 million in 2004 compared to only $7.2 million in 2003, partially offset by

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inventory write-downs related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products. The reductions in accrued warranty liabilities were primarily due to contractual expirations, lower operating hours, improved lifetime and lower production costs for our light and heavy-duty fuel cell modules.

     Research and product development expenses for the year ended December 31, 2005 were $75.5 million, a decrease of $16.2 million or 18%, compared to 2004. The decrease was primarily due to reduced spending on our light-duty fuel cell program due to the early stages of our next generation automotive fuel cell program. We also incurred lower expenditures on system-related expenditures as a result of the completion of our sale of BPSAG in August 2005 and also reduced spending on Nexa®, Nexa® RM and Airgen™ fuel cell generators during 2005. The above decreases in research and product development expenditures were partly offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar, during 2005 compared to 2004. Overall for 2006, we expect research and product development costs to decrease. The primary driver of lower research and product development costs is our sale of BPSAG, which during 2005, recorded $16.2 million of research and development costs (2004 - $30.5 million). Offsetting this anticipated decrease for 2006, we expect total expenditures for our next generation light-duty fuel cell engine and electric drive programs and the next generation 1kW residential cogeneration fuel cell program to increase in 2006.

     Included in research and product development expenses for the year ended December 31, 2005 were costs of $22.5 million, related to our achievement of predefined milestones and performance of development work for our customers under the previous and next generation automotive and power generation development programs for which we earned engineering service revenue.

     Research and product development expenses for the year ended December 31, 2004 were $91.7 million, a decrease of $12.1 million or 12%, compared to 2003. The decrease was primarily due to the completion of our previous generation light-duty and heavy-duty fuel cell engine development programs, and the positive impact of cost reduction initiatives and restructuring activities. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2004, compared to the same period in 2003. Included in research and product development expenses for the year ended December 31, 2004 were costs of $12.5 million related to our achievement of predefined milestones for which we earned engineering service revenue under our previous generation light-duty fuel cell engine development program.

     General and administrative expenses for the year ended December 31, 2005 were $17.5 million, an increase of $1.9 million or 12% compared to 2004. The increase was primarily due to severance and consulting costs incurred in 2005, the effect of a stronger Canadian dollar relative to the U.S. dollar and the reversal of a portion of provisions for bonuses in 2004. Partially offsetting these increases was the decline in general and administrative expenses due to the sale of BPSAG during the third quarter of 2005 and additional cost reduction initiatives that were implemented in September 2005.

     General and administrative expenses for the year ended December 31, 2004, were $15.7 million, a decrease of $2.0 million or 12%, compared to 2003. The primary reason for the decrease was the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

     Marketing expenses for the year ended December 31, 2005, were $8.0 million, a $2.0 million or 20% decrease from marketing expenses in the same period of 2004. The decrease in marketing expenses reflects reduced headcount, partly due to the sale of BPSAG in 2005, and lower travel expenditures.

     Marketing expenses for the year ended December 31, 2004, were $10.0 million, a $0.6 million or 6% increase from marketing expenses in the same period of 2003. The increase in marketing expenses reflects increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

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     Depreciation and amortization was $26.1 million for the year ended December 31, 2005, a decrease of $14.0 million or 35% as compared to 2004. In accordance with Canadian and U.S. GAAP, in July 2004 we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Lower intangible asset balances in 2005, due to certain write-downs at the end of 2004 and during 2005, also contributed to lower depreciation and amortization.

     Depreciation and amortization was $40.1 million for the year ended December 31, 2004, a decrease of $6.3 million or 14% as compared to 2003. As discussed above, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale in 2004, which accounted for the decline year over year.

     Investment and other income was $11.2 million for the year ended December 31, 2005, compared to $3.7 million in 2004.

     The following table provides a breakdown of our investment and other income and foreign exchange gain or losses for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31
	2005	2004	2003
Investment and other income	$7,814	$5,732	$10,000
Foreign exchange gain (loss)	3,339	(2,062)	19,191
	$11,153	$3,670	$29,191

     Investment and other income, excluding foreign exchange gain (loss), was $7.8 million for the year ended December 31, 2005, an increase of $2.1 million or 36% compared to 2004. The increase was primarily due to higher Canadian and U.S. interest rates earned on our cash equivalents and short-term investments.

     Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the year ended December 31, 2005, a foreign exchange gain of $3.3 million compares to a foreign exchange loss of $2.1 million in 2004. Through 2005, the Canadian dollar strengthened 3%, increasing the value of our Canadian-denominated net monetary assets, and the Euro weakened 13%, decreasing the value of our Euro-denominated net monetary liabilities, both of which contributed to the recorded foreign exchange gain. This compares to a loss in 2004 that was primarily driven by a 3.7% decline in the Canadian dollar during the first two quarters of 2004, relative to the U.S. dollar, when Canadian net monetary balances were higher than they were for the third and fourth quarters of 2004. While most of our revenue contracts are in U.S. dollars, our expenditures in Canada are subject to the effect of exchange rate movements. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

     The year-over-year decrease in investment and other income in 2004 over 2003 was primarily due to lower interest rates and lower average cash balances. The year-over-year decrease in foreign exchange is a result of an increase of 18.2% in the Canadian dollar, relative to the U.S. dollar, on higher balances of Canadian-denominated net monetary assets.

     Loss on disposal and write-down of long-lived assets for the year ended December 31, 2005, were $7.8 million, compared to $17.7 million in 2004. The 2005 loss was primarily due to write-downs of intellectual property and capital assets related to our EcostarTM power converter products of $6.2 million and $1.2 million, respectively. The loss for 2004 represents the write-down of EcostarTM power converter products intellectual property of $13.2 million, our investment in QuestAir of $2.5 million, disposals and write-downs of $1.2 million related to plant and equipment and write-downs of our AirGenTM fuel cell generator capital of $0.4 million and intangible assets of $0.4 million. During 2003, we wrote down all of our investment in nGimat Co. (formerly, MicroCoating Technologies, Inc.) and a portion of our investment in QuestAir for $7.3 million and $5.3 million, respectively, while $0.7 million related to capital asset disposals and write-downs.

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     Gain (loss) on assets held for sale relates to the assets and liabilities of BPSAG and for the year ended December 31, 2005, was a gain of $18.3 million compared to a loss of $23.1 million in 2004 (2003 – nil). The 2004 loss on assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company. In 2005, due to a longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses, a gain of $18.3 million was recorded.

     Minority interest for the years ended December 31, 2005 and 2004 was nil, compared to $4.6 million in 2003. During 2005, we disposed of our investment in BPSAG; however, during 2003, we ceased recording the minority interest’s share of the losses of BPSAG as the minority interest’s share of losses exceeded the minority interest’s investment in BPSAG and therefore we began recognizing 100% of the losses of BPSAG in our financial statements. Also in 2003, we increased our ownership of Ballard Generation Systems Inc. (“BGS”) to 100% with our acquisition of FirstEnergy’s equity interest in BGS.

     Business integration and restructuring costs for the years ended December 31, 2005 and 2004, were nil compared to $8.8 million in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Cash, cash equivalents and short-term investments were $233.0 million as at December 31, 2005, a decrease of $7.2 million from the end of 2004. The decrease was driven by net losses (excluding non-cash items) of $59.4 million and higher non-cash working capital requirements of $17.3 million, partly offset by investing inflows of $17.8 million (excluding an increase in short-term investments) and financing activities of $51.7 million. Cash, cash equivalents and short-term investments were $240.3 million as at December 31, 2004, a decrease of $86.9 million from the end of 2003. The decrease was driven by net losses (excluding non-cash items) of $82.4 million and investing outflows of $9.8 million (excluding an increase in short-term investments) partly offset by lower non-cash working capital requirements of $4.1 million and financing activities of $1.2 million.

     For the year ended December 31, 2005, working capital requirements resulted in cash outflows of $17.3 million compared to inflows of $4.1 million in 2004. In 2005, lower warranty liabilities, down $9.5 million, were driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our light and heavy-duty fuel cells due to contract expirations and improved lifetime expectancy for our heavy-duty bus fuel cell along with improved reliability for our light-duty fuel cell modules. Accounts receivable increased by $4.4 million due to the timing of revenues and collection, while deferred revenues increased $3.0 million, representing the receipt of engineering and service and other revenue, prior to the revenue being earned. Cash flows from accounts payable increased $1.4 million as a result of timing of payments and higher accrued liabilities. Inventory increased $0.8 million as we increased inventory purchases for our carbon fiber business in order to secure raw materials for future production requirements. Working capital requirements related to assets and liabilities held for sale of $2.0 million represent changes in the non-cash working capital of BPSAG.

     For the year ended December 31, 2004, working capital requirements resulted in cash inflows of $4.1 million compared to $9.7 million in 2003. In 2004, accounts receivable declined by $4.2 million due primarily to lower sales, inventory declined by $7.6 million due to the timing of product shipments and inventory provisions, and accrued warranty liabilities increased $1.2 million due to product shipments partially offset by the reversal of light and heavy-duty warranty provisions. These decreases in working capital requirements were partly offset by a $2.8 million decline in accounts payable and accrued liabilities due to lower expenditures. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG which increased during the year primarily due to the build-up of inventory for automotive customer deliveries, reduced warranty liabilities due to the reduction of light-duty fuel cell warranty obligations and lower accounts payable and accrued liabilities due to reduced spending, partly offset by lower accounts receivable due to reduced revenues.

     Investing activities resulted in cash outflows of $14.8 million for the year ended December 31, 2005, compared to $12.3 million in 2004. Changes in short-term investments resulted in an outflow of $32.6 million in 2005. Balances changed between cash equivalents and short-term investments, as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns. This

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outflow was partly offset by an inflow of $21.5 million as we received proceeds, net of acquisition costs, from the sale of BPSAG. The decrease in other long-term assets for the year ended December 31, 2005 primarily represents the collection of a long-term convertible note.

     For the year ended December 31, 2004, investing activities resulted in cash outflows of $12.3 million, compared to cash inflows of $82.1 million in 2003. The primary reason for the swing between the two years was changes in short-term investments, which are primarily driven by our investment decisions, as discussed above. The increase in investments for the year ended December 31, 2004, represents cash investments in our associate company, EBARA BALLARD, and Chrysalix Energy Limited Partnership (“Chrysalix”) of $1.7 million and $1.1 million, respectively. In 2003, we made investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix.

     Financing activities resulted in cash inflows of $51.7 million for the year ended December 31, 2005, compared to $1.2 million in 2004. The cash inflows for 2005 reflect $44.9 million in equity funding received in January 2005 from DaimlerChrysler and Ford and $5.8 million in equity funding received in September 2005 from EBARA, as well as $1.2 million of funds received from ALSTOM Canada Inc. to release a contractual trading restriction on our common shares owned by it. The $1.2 million in cash inflows for 2004 represented net proceeds from the exercise of employee stock options.

     As at February 7, 2006, we had 112,750,113 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 4,772,021 of our common shares.

Liquidity And Capital Resources

     As at December 31, 2005, we had cash, cash equivalents and short-term investments totaling $233.0 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

     At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from recurring sales, established markets and market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

     Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering service revenue) is available to support product development activities; license technologies in cases where it is advantageous to the company; and access available government funding for research and development projects. In addition, we will likely need to access additional funding in the next few years, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors. Our current financing principle is to maintain minimum cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

     Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with automotive customers; our success in generating revenue growth from near-term product opportunities, such as for cogeneration in Japan and materials handling applications; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

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     The following table provides pro-forma selected financial results adjusted for the effects of the sale of BPSAG.

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2005		Year ended December 31, 2004
	Pro-Forma(3)	As Reported(1)	Pro-Forma(3)	As Reported
Revenue	$46,453	$53,733	$61,805	$81,373
Operating Expenses(2)	$82,152	$101,047	$84,896	$117,436
Net Loss	$(86,553)	$(86,983)	$(124,065)	$(175,407)
____________________

(1)	Includes the results of BPSAG for the eight-months ended August 31, 2005

(2)	Operating expenses includes research & product development, general and administrative and marketing expenses

(3)	Excludes the results of BPSAG and the resulting gains and losses on disposition of BPSAG

     Operating cash consumption for 2005 (see Non-GAAP Measures) was $83.3 million including the operations of BPSAG. BPSAG’s 2005 operating cash consumption was $19.1 million. Excluding, BPSAG, our operating cash consumption would have been $64.2 million, which is well within the guidance we had provided of $60 to $80 million.

     For 2006, with the BPSAG sale completed and the cost reductions anticipated from our restructuring announced in the third quarter of 2005, we expect our operating cash consumption for 2006 to be in the range of $50 to $65 million.

     In conjunction with the Acquisition Agreement with DaimlerChrysler and Ford for the sale by us of our interest in BPSAG, the parties also signed agreements for the next generation vehicular fuel cell and fuel cell electric drive programs. Under the terms of the development agreements, DaimlerChrysler and Ford will jointly provide us with up to $59 million in development funding which we record as engineering service revenue. The development agreement for the next generation fuel cell product provides for funding to us of up to $37 million, subject to our completion of work and achievement of technical milestones, of which $6.2 million of the revenue has been recognized. The development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work, of which $7.4 million of the revenue has been recognized. This excludes product revenues expected from these programs.

     Through our agreement with EBARA and EBARA BALLARD, we will receive $18 million in engineering service revenue between 2005 and 2009 for the development of our next generation 1kW residential cogeneration fuel cell product, subject to the completion of the work pursuant to technical milestones under the development program. At December 31, 2005 we had recognized $1.9 million of revenue associated with the development work. We will also receive an equity investment from EBARA of $11.7 million in two equal payments: one received during 2005, and the other to be received in September 2006. In addition to ongoing royalties to be paid to us, we will receive a license fee of $23.6 million, payable over four years, with the first payment received in the fourth quarter of 2005. We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD between 2005 and 2008. The first equity contribution of $5.7 million occurred in the third quarter of 2005. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation 1kW residential cogeneration fuel cell system.

     We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities through approximately the end of 2009.

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OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

     We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2005, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statement of operations.

     We have agreed to pay royalties up to a maximum of $40.1 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

     We have committed to make future capital contributions of $1.6 million (Cdn. $1.8 million) in Chrysalix, in which we have a limited partnership interest. We have also committed to make future capital contributions of $25.3 million to EBARA BALLARD between 2006 and 2008 (see discussion above).

     As at December 31, 2005 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)

	Payments due by period
		Less than
Contractual Obligations	Total	one year	1-3 years	4-5 years	After 5 years
Operating leases	$25,644	$2,325	$4,555	$3,679	$15,085
Purchase obligations(1)	515	172	343	—	—
Asset retirement obligations	5,633	—	—	—	5,633
Total contractual obligations	$31,792	$2,497	$4,898	$3,679	$20,718
____________________

(1)

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

     We also have commitments to purchase $0.7 million of capital assets. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

     In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

     Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained and granted licenses to and from related parties.

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     Related party transactions are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31
Transactions during the year with related parties	2005	2004	2003

Revenues from products, engineering services and other	$32,890	$46,898	$78,322
Purchases	$792	$1,759	$1,800
Contract research and development expenditures	$268	$768	$1,227

     During 2005, based on terms described in our Significant Developments section, we sold our interest in BPSAG to DaimlerChrysler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our next generation 1kW residential cogeneration fuel cell development program.

     During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million. We also acquired intellectual property of $2.4 million in each of 2003 and 2002 from DaimlerChrysler in exchange for our common shares.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share
amounts)	Quarter ended
	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005
Product revenues	$10,498	$7,631	$8,657	$10,580
Engineering service and other revenue	7,169	8,496	294	408
Total revenue	$17,667	$16,127	$8,951	$10,988
Net loss	$(16,146)	$(8,893)	$(29,498)	$(32,446)
Net loss per share	$(0.14)	$(0.07)	$(0.24)	$(0.26)
Weighted average common shares outstanding (000s)	112,725	119,779	123,678	122,732
	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
Product revenues	$17,023	$21,923	$15,407	$13,222
Engineering service and other revenue	3,511	1,707	5,763	2,817
Total revenue	$20,534	$23,630	$21,170	$16,039
Net loss	$(55,108)	$(52,581)	$(30,555)	$(37,163)
Net loss per share	$(0.46)	$(0.44)	$(0.26)	$(0.31)
Weighted average common shares outstanding (000s)	118,694	118,515	118,385	118,245

Three Months Ended December 31, 2005 and 2004:

     Our net loss for the quarter ended December 31, 2005 was $16.1 million or $(0.14) per common share, a $39.0 million or 71% decrease from 2004. The lower loss in 2005 primarily resulted from a $16.2 million decrease in loss on disposal and write-down of long-lived assets, a $10.6 million decrease in research and development expenses, a $3.7 million improvement in engineering, service and other revenue and a $10.6 million decline in cost of product revenue offset by a $6.5 million decrease in product revenues. Loss on disposal and write-down of long-lived assets for 2004 primarily consisted of a $13.2 million write-down of intellectual property relating to our EcostarTM power converter products and a $2.5 million write-down of our QuestAir investment. Research and development expenses declined for the quarter ended December 31, 2005 from the prior year as a result of our sale of BPSAG in August 2005. Product revenues were lower in the fourth quarter of 2005 as a result of heavy-duty fuel cell bus program deliveries in the corresponding quarter of 2004 to a customer in China, lower shipments of our previous generation light-duty fuel cell engines and the elimination of system-related revenues subsequent to our disposal of BPSAG. Normalized net loss (see Non-GAAP Measures) for the quarter ended December 31, 2005 was $16.3 million or $(0.14) per common share compared to $38.4 million or $(0.32) per common share for the same period in 2004.

III-16

Summary of Quarterly Results:

     There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

  Product revenues: Product revenues for the four quarters of 2005 were lower than the corresponding prior year’s quarters and were a result of shipments through 2004 for product deliveries related to our heavy-duty fuel cell bus program to customers in California and China, and higher shipments in 2004 of our previous generation light-duty fuel cell engines. As a result of our sale of BPSAG, there were no system-related product revenues (see above) in the fourth quarter of 2005.

  Engineering service and other revenue: Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first and second quarters of 2005, due to the completion of the previous generation light-duty fuel cell engine development program while the commencement of revenues under the next generation vehicular fuel cell and electric drive program was reflected in the increase in engineering service revenue in the third and fourth quarters of 2005. The fourth quarter of 2005 was also positively affected by the commencement of revenues from our next generation 1kW residential cogeneration fuel cell development program.

  Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale related to the sale of BPSAG. The net loss for the third quarter of 2004 was impacted by a $23.1 million loss related to the same transaction.

  Loss on disposal and write-down of long-lived assets: The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our Ecostar™ power converter. The net loss for the fourth quarter of 2004 and the fourth quarter of 2003 also reflects write-downs of investments of $2.5 million and $5.3 million, respectively.

  Operating expenditures: For each quarter of 2005 and 2004, quarterly operating expenditures decreased relative to the corresponding periods in prior years, primarily due to the winding-down of the previous generation light-duty fuel cell engine program and the benefits of cost reduction initiatives and restructuring activities. Operating expenditures in the fourth quarter of 2005 also decreased compared to 2004 as the activities of BPSAG were no longer included in the fourth quarter 2005 results.

  Depreciation and amortization: Depreciation and amortization in 2005 and the third and fourth quarters of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Depreciation and amortization in 2005 was also lower because of write-downs of intellectual property in December 2004 and September 2005.

RISKS & UNCERTAINTIES

     The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

     Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

III-17

     For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2005 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

  We have incurred, and expect to incur, substantial losses.

  We cannot assure you that we will be able to successfully execute our business plan.

  Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

  A mass market for our products may never develop or may take longer to develop than we anticipate.

  We have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems on a commercial basis.

  We are dependent on third party suppliers for the supply of key materials and components for our products.

  We are dependent upon OEMs and systems integrators to purchase certain of our products.

  We are dependent on our relationships with our partners in the Vehicular Alliance.

  Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

  Regulatory changes could hurt the market for our systems and products.

  Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

  We depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success.

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

  We currently face and will continue to face significant competition.

  We could lose or fail to attract the personnel necessary to run our business.

  Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interest of our shareholders.

  We could be liable for environmental damages resulting from our research, development or manufacturing operations.

  Our products use inherently dangerous, flammable fuels, which could subject us to product liability claims.

     Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND CHANGES TO INTERNAL CONTROLS

     We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to Ballard is disclosed on a timely basis. We have reviewed our disclosure controls and concluded that they were effective during the reporting period.

III-18

     During 2005 there were no changes to our internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

     We use certain non-GAAP measures to assist in assessing our financial performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated are as follows:

     Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

(Expressed in thousands of U.S. dollars)	Year ended December 31
Normalized Net Loss	2005	2004	2003
Reported net loss	$(86,983)	$(175,407)	$(125,092)
Foreign exchange (gains) losses	(3,339)	2,062	(19,191)
Loss on disposal and write-down of long-lived assets	7,787	17,678	13,274
(Gain) loss on assets held for sale	(18,294)	23,051	—
Normalized net loss	$(100,829)	$(132,616)	$(131,009)
Normalized net loss per share	$(0.84)	$(1.12)	$(1.12)

	Three months ended
(Expressed in thousands of U.S. dollars)	December 31
Normalized Net Loss	2005	2004
Reported net loss	$(16,146)	$(55,108)
Foreign exchange (gains) losses	262	398
Loss on disposal and write-down of long-lived assets	70	16,271
(Gain) loss on assets held for sale	(513)	—
Normalized net loss	$(16,327)	$(38,439)
Normalized net loss per share	$(0.14)	$(0.32)

     Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

(Expressed in thousands of U.S. dollars)	Year ended December 31
Operating Cash Consumption	2005	2004	2003
Cash used by operations	$(76,729)	$(78,257)	$(42,766)
Additions to property, plant and equipment	(6,613)	(7,087)	(5,714)
Operating cash consumption	$(83,342)	$(85,344)	$(48,480)

III-19

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2005, 2004 and 2003

III-20

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval) and reviews and approves all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

JOHN SHERIDAN	DAVID SMITH
Interim President and	Chief Financial Officer
Chief Executive Officer
February 7, 2006	February 7, 2006

III-21

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
February 7, 2006

III-22

BALLARD POWER SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
December 31

	2005	2004
Assets
Current assets:
Cash and cash equivalents	$148,919	$188,748
Short-term investments	84,114	51,511
Accounts receivable (notes 5 and 16)	14,666	10,266
Inventories (note 6)	13,847	13,057
Prepaid expenses and other current assets	1,409	2,396
Current assets held for sale (note 2)	—	12,271
	262,955	278,249
Property, plant and equipment (note 7)	60,045	66,846
Intangible assets (note 8)	37,588	61,916
Goodwill (note 2)	155,324	155,324
Investments (note 9)	8,852	11,914
Long-term assets held for sale (note 2)	—	79,815
Other long-term assets	110	5,107
	$524,874	$659,171
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 and 16)	$24,655	$24,574
Deferred revenue	811	2,662
Accrued warranty liabilities	16,451	27,202
Current liabilities held for sale (note 2)	—	14,734
	41,917	69,172
Long-term liabilities (notes 11 and 12)	10,142	9,814
Long-term liabilities held for sale (note 2)	—	5,094
	52,059	84,080
Shareholders’ equity:
Share capital (note 13)	1,161,281	1,231,689
Contributed surplus (notes 2, 13(c), (g), and (h))	62,017	6,902
Accumulated deficit	(750,247)	(663,264)
Cumulative translation adjustment	(236)	(236)
	472,815	575,091
	$524,874	$659,171

Commitments, guarantees and contingencies (note 14)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

IAN BOURNE	DOUGLAS WHITEHEAD
Director	Director

III-23

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31

	2005	2004	2003
Revenues:
Product revenues	$37,366	$67,575	$79,828
Engineering service and other revenue	16,367	13,798	39,738
Total revenues	53,733	81,373	119,566
Cost of revenues and expenses:
Cost of product revenues	31,292	59,594	76,063
Research and product development	75,492	91,737	103,863
General and administrative	17,543	15,671	17,711
Marketing	8,012	10,028	9,454
Depreciation and amortization	26,094	40,094	46,408
Total cost of revenues and expenses	158,433	217,124	253,499
Loss before undernoted	(104,700)	(135,751)	(133,933)
Investment and other income	11,153	3,670	29,191
Loss on disposal and write-down of long-lived assets
(notes 7, 8 and 9)	(7,787)	(17,678)	(13,274)
Gain (loss) on assets held for sale (note 2)	18,294	(23,051)	—
Equity in loss of associated companies	(3,738)	(2,175)	(2,067)
Minority interest	—	—	4,578
Business integration and restructuring costs	—	—	(8,838)
Loss before income taxes	(86,778)	(174,985)	(124,343)
Income taxes (note 15)	205	422	749
Net loss for the year	(86,983)	(175,407)	(125,092)
Accumulated deficit, beginning of year	(663,264)	(487,857)	(362,765)
Accumulated deficit, end of year	$(750,247)	$(663,264)	$(487,857)
Basic loss per share	$(0.73)	$(1.48)	$(1.07)
Weighted average number of common
shares outstanding	119,701,260	118,461,114	117,438,962

See accompanying notes to consolidated financial statements.

III-24

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)
Years ended December 31

	2005	2004	2003
Cash provided by (used for):
Operating activities:
Net loss for the year	$(86,983)	$(175,407)	$(125,092)
Items not affecting cash:
Compensatory shares	5,483	5,091	7,837
Depreciation and amortization	29,234	45,313	54,421
Loss on disposal and write-down of long-lived
assets	7,787	17,678	13,274
(Gain) loss on assets held for sale (note 2)	(18,294)	23,051	—
Equity in loss of associated companies	3,738	2,175	2,067
Minority interest	—	—	(4,578)
Other	(361)	(278)	(375)
	(59,396)	(82,377)	(52,446)
Changes in non-cash working capital:
Accounts receivable	(4,400)	4,175	4,252
Inventories	(790)	7,560	2,498
Prepaid expenses and other current assets	987	(75)	(174)
Accounts payable and accrued liabilities	1,351	(2,789)	(758)
Deferred revenue	(3,048)	213	54
Accrued warranty liabilities	(9,480)	1,217	1,554
Net current assets and liabilities held for sale (note 2)	(1,953)	(6,181)	2,254
	(17,333)	4,120	9,680
Cash used by operations	(76,729)	(78,257)	(42,766)
Investing activities:
Net (increase) decrease in short-term investments	(32,603)	(2,498)	90,624
Additions to property, plant and equipment	(6,613)	(7,087)	(5,714)
Additions to intangible assets	—	(411)	(557)
Proceeds on sale of long-lived assets	485	529	897
Proceeds on sale of subsidiary (note 2)	21,458	—	—
Investments	(677)	(2,751)	(2,016)
Acquisition of other businesses (note 3)	—	—	(1,879)
Other long-term assets	2,689	(1,932)	(53)
Long-term liabilities	441	1,826	846
	(14,820)	(12,324)	82,148
Financing activities:
Net proceeds on issuance of share capital	50,668	1,234	1,519
Other	1,052	(4)	(35)
	51,720	1,230	1,484
(Decrease) increase in cash and cash equivalents	(39,829)	(89,351)	40,866
Cash and cash equivalents, beginning of year	188,748	278,099	237,233
Cash and cash equivalents, end of year	$148,919	$188,748	$278,099

Supplemental disclosure of cash flow information (note 17)
See accompanying notes to consolidated financial statements.

III-25

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES:

	(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development and manufacture of proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:

  Automotive: PEM fuel cell products and electric drive systems for fuel cell vehicles;

  Power Generation: PEM fuel cell products for the residential co-generation, materials handling and back-up power markets and for power electronics; and

  Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with its head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facililties in Germany (Nabern).

(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 19. The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2005	2004	2003
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc. (note 3)	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	n/a	n/a
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems AG (note 2)	—%	50.1%	50.1%
Ballard Power Systems Corporation	100.0%	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

III-26

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(d)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

	(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

	(f)	Investments:

Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

	(g)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. Costs of materials are determined on an average per unit basis. The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

	(h)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

III-27

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

		Building	30 to 39 years
		Computer equipment	3 to 7 years
		Furniture and fixtures	5 to 10 years
		Leasehold improvements	The shorter of initial term of the
respective lease and estimated useful life
		Production and test equipment	5 to 15 years

	(i)	Intangible assets:

Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

	(j)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. At year end, the Corporation tested for goodwill impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment of goodwill.

	(k)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	(l)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

III-28

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(m)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

	(n)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

	(o)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

	(p)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

	(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

	(r)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

During 2004, the Corporation adopted the fair value method of accounting for forward foreign exchange contracts, and as such, records the fair value of such contracts on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

III-29

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(s)	Share-based compensation plans:

Effective January 1, 2003, the Corporation adopted the fair-value based method of accounting for stock-based compensation, on a prospective basis, for all awards of shares and stock options granted on or after January 1, 2003. The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus. Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the stock on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

	(t)	Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been calculated as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

	(u)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	ASSETS HELD FOR SALE:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). Under the terms of the Acquisition Agreement:

  DaimlerChrysler and Ford acquired the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to the Corporation an aggregate of 9.0 million of its common shares owned by them, valued at $73,800,000, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled. The return and cancellation of shares was recorded as a decrease in share capital of $93,076,000 at the historical weighted average share price and an increase in contributed surplus of $19,276,000.

  The existing forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler, in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

  The Corporation was reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, was $29,328,000 and has been included as part of the gain recorded during the period.

  The Corporation received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

III-30

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

2.	ASSETS HELD FOR SALE (cont’d):

  The Corporation released Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of approximately 3.0 million of its common shares owned by Ford valued at $12,500,000. The return and cancellation of shares was recorded as a decrease in share capital of $31,086,000 at the historical weighted average share price and an increase in contributed surplus of $31,086,000, as it was a non-monetary related party transaction.

  The Corporation assigned to DaimlerChrysler certain service obligations of the Corporation under contracts for the supply and service of fuel cell bus engines for demonstration programs in China and Australia for consideration of $1,413,000.

During 2004, the Corporation recorded an estimated loss of $23,051,000 on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received. Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18,294,000 was recorded resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000. On closing, the Corporation ceased to consolidate the results of BPSAG. The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by DaimlerChrysler and Ford, valued at $73,800,000, the receipt of cash for purchase price adjustments of $29,328,000 and partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)
Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547
Net gain on disposal	$18,294

At December 31, 2004 included in the assets and liabilities held for sale were:

2004
Accounts receivable	$4,564
Inventories	7,588
Prepaid expenses	119
Current assets held for sale	$12,271
Property, plant and equipment	$10,466
Intangible assets	27,416
Goodwill	41,933
Long-term assets held for sale	$79,815
Accounts payable and accrued liabilities	$10,459
Deferred revenue	94
Accrued warranty liabilities	4,181
Current liabilities held for sale	$14,734
Long-term liabilities held for sale	$5,094

III-31

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

3.	BUSINESS ACQUISITIONS:

	(a)	Acquisition of Ballard Generation Systems Inc. (“BGS”):

On May 2, 2003, the Corporation completed the purchase of FirstEnergy Corp.’s (formerly GPU International, Inc.) 13.2% interest in BGS. The purchase price was $30,586,000, including $30,386,000 funded through the issuance of 1,366,063 common shares of the Corporation and $200,000 of transaction costs. The value of each common share issued of $22.24 was based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being August 23, 2001. The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing. Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill. Upon completion of the transaction, the Corporation owned 100% of BGS.

	(b)	Acquisition of AirGen™ Assets:

On June 5, 2003, the Corporation purchased Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000. The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventories	$983
Property, plant and equipment	419
Intangible assets	379
1,781
Current liabilities	(102)
Purchase price	$1,679

4.	BUSINESS INTEGRATION AND RESTRUCTURING COSTS:

During 2003, the Corporation recorded $4,247,000 in restructuring expenses, of which nil remained in liabilities as of December 31, 2005 (2004 - $445,000). Restructuring costs related to severance and other compensation payments, facility closure costs, asset write-downs and other expenditures.

5.	ACCOUNTS RECEIVABLE:

	2005	2004
Trade receivables	$14,314	$9,491
Other	352	775
	$14,666	$10,266

6.	INVENTORIES:

	2005	2004
Materials	$8,872	$6,652
Work-in-progress	2,557	4,515
Finished goods	2,418	1,890
	$13,847	$13,057

III-32

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

7.	PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2005	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,037	3,510	9,527
Computer equipment	19,557	14,744	4,813
Furniture and fixtures	5,325	4,462	863
Leasehold improvements	16,077	6,253	9,824
Production and test equipment	71,775	41,560	30,215
	$130,574	$70,529	$60,045
		Accumulated	Net book
2004	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,037	2,921	10,116
Computer equipment	18,358	12,749	5,609
Furniture and fixtures	5,298	4,183	1,115
Leasehold improvements	16,499	5,266	11,233
Production and test equipment	72,852	38,882	33,970
	$130,847	$64,001	$66,846

8.	INTANGIBLE ASSETS:

		Accumulated	Net book
2005	Cost	depreciation	value
Fuel cell technology	$41,869	$20,659	$21,210
System and subsystem technology	47,189	32,277	14,912
In-process research and development	7,500	6,125	1,375
Trade names	497	406	91
	$97,055	$59,467	$37,588

		Accumulated	Net book
2004	Cost	depreciation	value
Fuel cell technology	$41,869	$17,753	$24,116
System and subsystem technology	73,662	38,928	34,734
In-process research and development	7,500	4,625	2,875
Trade names	497	306	191
	$123,528	$61,612	$61,916

In 2005, the Corporation recorded a write-down of intangible assets of $6,177,000 (2004 - $13,247,000) as it was determined that the carrying value of the intellectual property related to the Corporation’s EcostarTM power converter products was not supported by management’s estimates of discounted cash flows related to these products.

The Corporation protects the intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries. In 2005, legal expenditures related to such filings of $1,983,000 (2004 - $2,659,000; 2003 - $2,605,000) are included in research and product development expense.

III-33

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

9.	INVESTMENTS:

Investments are comprised of the following:

	2005		2004
		Percentage		Percentage
	Amount	ownership	Amount	ownership
ALSTOM Ballard GmbH	—	—	—	49.0%
EBARA BALLARD Corporation	(2,454)	49.0%	741	49.0%
QuestAir Technologies Inc.	3,919	7.4%	3,919	7.4%
nGimat Co.	—	2.9%	—	2.9%
Advanced Energy Technology Inc.	5,104	2.5%	5,104	2.5%
Chrysalix Energy Limited Partnership	2,283	15.0%	2,150	15.0%
	$8,852		$11,914

ALSTOM Ballard GmbH (“ALSTOM Ballard”) was accounted for using the equity method as the Corporation had the ability to exercise significant influence over the company. The Corporation’s investment in ALSTOM Ballard was drawn down by the Corporation’s share of equity losses recognized. In December 2005, the Corporation sold its ownership interest to the majority shareholder of ALSTOM Ballard for proceeds $31,000.

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. During 2005, the Corporation made an additional investment of $5,760,000 (2004 - $1,656,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. The Corporation is committed to fund a total of $25,275,000 from 2006 to 2008. In addition, the Corporation granted a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2005. This related party transaction will be recorded against the investment in EBARA BALLARD.

QuestAir Technologies Inc. (“QuestAir”) is carried at cost as the Corporation does not have the ability to assert significant influence over the company. During 2004 and 2003, a write-down of $2,503,000 and $5,319,000, respectively, was recorded to reflect other than temporary impairments in the carrying value of QuestAir.

nGimat Co. (formerly MicroCoating Technologies, Inc.) is carried at cost. During 2003, the Corporation reassessed the valuation of its investment in nGimat. Due to uncertainty surrounding nGimat’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy Technology Inc. (“Advanced Energy”) that included the Corporation acquiring a 2.5% ownership interest. Advanced Energy is carried at cost.

Chrysalix Energy Limited Partnership (“Chrysalix”) is carried at cost. During 2005, the Corporation made an additional investment of $133,000 (2004 - $1,095,000) and the Corporation is committed to fund a total of $1,553,000 from 2006 to 2010.

III-34

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	2005	2004
Trade accounts payable	$5,940	$5,171
Other liabilities	8,296	8,734
Compensation payable	10,381	10,542
Taxes payable	38	127
	$24,655	$24,574

11.	LONG-TERM LIABILITIES:
	2005	2004
Deferred revenue	$3,760	$4,008
Employee future benefit plans (note 12)	4,344	3,985
Asset retirement obligation	2,038	1,821
	$10,142	$9,814

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle the obligation is $5,266,000 as at December 31, 2005. The obligations will be settled at the end of the term of each of the operating leases, which extend up to 14 years into the future.

12.	EMPLOYEE FUTURE BENEFIT PLANS:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2005		2004
	Pension	Other benefit	Pension	Other benefit
Defined benefit plan obligations	plans	plans	plans	plans
Balance, beginning of year	$12,888	$2,427	$10,189	$1,920
Current service cost	962	314	1,021	261
Interest cost	630	207	586	114
Benefits paid	(49)	—	(137)	—
Actuarial losses	280	1,363	728	132
Foreign exchange rate changes	(612)	—	416	—
Plan amendments	296	—	85	—
Settlements	(5,517)	—	—	—
Balance, end of year	$8,878	$4,311	$12,888	$2,427

III-35

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

	2005		2004
	Pension	Other benefit	Pension	Other benefit
Defined benefit plan assets	plans	plans	plans	plans
Balance, beginning of year	$4,857	$—	$3,883	$—
Actual return on plan assets	546	—	176	—
Employer’s contributions	1,450	—	963	—
Benefits paid	(120)	—	(229)	—
Foreign exchange rate changes	(139)	—	64	—
Settlements	(1,181)	—	—	—
Balance, end of year	$5,413	$—	$4,857	$—

The plan assets for the funded pension plans consist of:

	2005	2004
Asset Category:
Equity securities	73%	58%
Debt securities	27%	41%
Real estate	—	1%
Total	100%	100%

	2005		2004
	Pension	Other benefit	Pension	Other benefit
Reconciliation of the funded status of the benefit plans	plans	plans	plans	plans
Fair value of plan assets	$5,413	$—	$4,857	$—
Accrued benefit obligation	8,878	4,311	12,888	2,427
Funded status – deficit	(3,465)	(4,311)	(8,031)	(2,427)
Unamortized net actuarial loss	1,768	1,545	1,924	260
Accrued benefit asset (liability)	$(1,697)	$(2,766)	$(6,107)	$(2,167)

III-36

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The accrued benefit liability as at December 31, 2005, included as part of long-term liabilities, is $1,706,000 (2004 - $1,818,000) for pension plans, and $2,638,000 (2004 - $2,167,000) for the other benefit plans. Included in long-term liabilities held for sale is an accrued benefit liability of nil (2004 - $4,289,000) relating to the pension plan for BPSAG. For the year ended December 31, 2005, $1,660,000 (2004 - $1,482,000) of defined benefit cost was recorded for the pension obligations and $470,000 (2004 - $375,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2005 and 2004 are:

	2005		2004
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Current service cost	$962	$314	$1,021	$261
Interest cost	630	207	586	114
Actual return on plan assets	(546)	—	(176)	—
Actuarial losses	280	—	728	—
Elements of employee future benefit costs before
adjustments	$1,326	$521	$2,159	$375
Adjustments to recognize the long-term
nature of employee future benefit costs:
Differences between expected and actual
return on plan assets for year	222	—	(98)	—
Difference between actuarial loss
recognized for year and actuarial loss on
accrued benefit obligation for year	(269)	—	(724)	—
Amortization of transition obligation	296	—	85	—
Amortization of loss	76	77	60	—
Defined benefit costs recognized	$1,651	$598	$1,482	$375

Total cash payments for employee future benefits for the year ended December 31, 2005, consisting of cash contributed by the Corporation to its funded pension plans was $1,450,000 (2004 - $963,000).

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2005 and 2004 were as follows:

	2005		2004
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Discount rate	5.5%	5.8%	5.0 – 5.8%	6.0%
Rate of compensation increase	3.4%	3.0 – 7.0%	3.0 – 3.5%	3.0 – 7.0%

III-37

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2005 and 2004 were as follows:

	2005		2004
	Pension	Other benefit		Other benefit
	plan	plan	Pension plan	plan
Discount rates	5.5%	5.5%	5.0 – 6.0%	5.8%
Expected long-term rate of
return on plan assets	7.0%	n/a	3.5 – 7.5%	n/a
Rate of compensation
increase	3.4%	3.0 – 7.0%	3.0 – 3.5%	3.0 – 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2005 and 2004 were as follows:

	2005	2004
Initial medical health care cost trend rate	12.0%	9.0%
Initial dental health care cost trend rate	7.0%	6.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is
assumed to remain at	2015	2011
Year that the dental rate reaches the rate it is
assumed to remain at	2009	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2005 and 2004:

	2005	2004
Effect on total service cost and interest cost components
for the year:
- One-percentage point increase	$112	$84
- One-percentage point decrease	$(88)	$(65)
Effect on accumulated post-retirement benefit obligation
at year end:
- One-percentage point increase	$863	$499
- One-percentage point decrease	$(684)	$(390)

13.	SHARE CAPITAL:

	(a)	Authorized:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

III-38

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	SHARE CAPITAL (Cont’d):

(b) Issued:

	2005		2004		2003
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
Common shares:
Balance, beginning of
year	118,778,844	$1,231,689	118,187,877	$1,227,079	115,789,374	$1,187,127
Issued for cash (net of
issue costs)	5,461,723	50,668	—	—	—	—
Issued on acquisition of
other businesses	—	—	—	—	1,366,063	30,386
Issued for intellectual
property	—	—	—	—	221,356	2,403
Cancelled upon
disposition of assets
held for sale
(note 2)	(12,005,892)	(124,162)	—	—	—	—
Options exercised	—	—	204,617	1,234	312,117	1,519
Share distribution plan
(notes 13(d), (g))	515,438	3,086	386,350	3,376	498,967	5,644
Balance, end of year	112,750,113	1,161,281	118,778,844	1,231,689	118,187,877	1,227,079
Class A share:
Balance, beginning and
end of year	1	—	1	—	1	—
Class B share:
Balance, beginning and
end of year	1	—	1	—	1	—
Total shares, end of
year	112,750,115	$1,161,281	118,778,846	$1,231,689	118,187,879	$1,227,079

(c)	Share option plans:

The Corporation currently has options outstanding from four share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

	(i)	2002 Share Option Plan:

At December 31, 2005, options to purchase 1,293,187 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.20 and $24.91 per common share. Options to purchase an additional 2,706,206 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

III-39

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	SHARE CAPITAL (Cont’d):

	(ii)	2000 Share Option Plan:

At December 31, 2005, options to purchase 2,257,968 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.59 and $164.68 per common share. Options to purchase an additional 3,730,832 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. Options to purchase 338,500 common shares vest and may be exercised in the third year after granting. Options to purchase 95,000 common shares vest and may be exercised in the fourth year after granting. Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

	(iii)	1997 Share Option Plan:

At December 31, 2005, options to purchase 1,351,200 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.49 and $164.68 per common share. Options to purchase an additional 1,595,544 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

	(iv)	1995 Share Option Plan:

At December 31, 2005, options to purchase 55,421 common shares were outstanding and exercisable at prices ranging between $6.36 and $10.14 per common share. Options to purchase an additional 201,295 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant. One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options:

	Options for	Weighted average
	common shares	exercise price
Balance, December 31, 2002	8,172,343	$40.98
Options granted	1,343,517	10.95
Options exercised	(312,117)	5.31
Options cancelled	(1,918,953)	53.72
Balance, December 31, 2003	7,284,790	42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22
Balance, December 31, 2004	6,538,367	42.97
Options granted	779,250	6.48
Options cancelled	(2,359,841)	40.78
Balance, December 31, 2005	4,957,776	$39.83

III-40

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	SHARE CAPITAL (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2005:

			Options outstanding			Options exercisable
				Weighted average
				remaining	Weighted		Weighted
			Number	contractual life	average	Number	average
Range of exercise price			outstanding	(years)	exercise price	exercisable	exercise price
$6.20	–	$10.00	828,896	8.3	$7.22	149,804	$9.46
10.41	–	15.70	896,125	7.6	12.32	493,233	12.58
21.23	–	32.59	1,412,205	5.4	25.41	1,412,205	25.41
33.88	–	45.67	713,275	4.8	36.83	713,275	36.83
56.61	–	75.91	593,375	5.2	61.28	593,375	61.28
99.07	–	164.68	513,900	4.3	159.40	513,900	159.40
			4,957,776	6.1	$39.83	3,875,792	$48.52

As outlined in note 1(s), effective January 1, 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During 2005, compensation expense of $3,253,000 (2004 - $3,296,000; 2003 - $2,668,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.95 (2004 - $6.72; 2003 - $7.27) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2005	2004	2003
Net loss	$86,983	$175,407	$125,092
Compensation charge related to options granted	6,195	16,515	16,477
Pro-forma net loss	$93,178	$191,922	$141,569
Pro-forma basic loss per share	$0.78	$1.62	$1.21

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2005	2004	2003	2002
Expected life	7 years	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	60%	63%	75%	74%
Risk-free interest rate	4%	4%	5%	5%

(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2005, there were 1,604,897 shares available to be issued under these plans.

III-41

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	SHARE CAPITAL (cont’d):

Compensation expense of $3,036,000 was charged against income during the year ended December 31, 2005 (2004 - $1,389,000; 2003 - $5,120,000) for shares distributed and to be distributed under the plans.

	(e)	Option exchange plan:

The BGS share exchange plan was amended to an option exchange plan during 2003. Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation. The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation. As at December 31, 2005, options to purchase 52,045 common shares of the Corporation were outstanding.

	(f)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by DaimlerChrysler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

	(g)	Deferred Share Units:

During 2003, the Corporation approved deferred share unit (“DSU”) plans for the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2005, 111,964 DSUs were issued and outstanding, and $381,000 (2004 - $406,000; 2003 - $49,000) of compensation expense was recorded.

	(h)	Restricted Share Units:

During 2004, the Corporation approved a restricted share unit (“RSU”) plan for employees. The RSUs vest after three years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2005, 260,441 RSUs were issued and outstanding and $505,000 (2004 – nil; 2003 - nil) of compensation expense was recorded.

III-42

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

14.	COMMITMENTS, GUARANTEES AND CONTINGENCIES:

At December 31, 2005, the Corporation is committed to payments under operating leases as follows:

2006	$2,325
2007	2,338
2008	2,217
2009	2,053
2010	1,626
Thereafter	15,085
Total minimum lease payments	$25,644

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $9,179,000 (CDN$10,702,000). Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, as at December 31, 2005, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $32,875,000 (CDN$38,329,000) in exchange for a contribution of $25,182,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator. The TPC royalty on fuel cell-based stationary power products becomes payable commencing at the later of:

(a) January 1, 2001; and

(b) the earlier of:

(i) January 1 of the year the Corporation reports a net profit after tax in its audited financial statements; and

(ii) five years following the commencement of sales of fuel cell-based stationary power products.

During 2005, the Corporation made payments of nil (2004 - $1,802,000; CDN$2,320,000) to TPC, representing 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM stationary power generator demonstration. These amounts reduce the total amount payable.

The Corporation has issued a letter of credit in the amount of $1,194,000 (2004 - $1,157,000) related to a lease agreement for premises.

At December 31, 2005, the Corporation has outstanding commitments aggregating up to a maximum of $664,000 (2004 - $5,093,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments in EBARA BALLARD and Chrysalix (note 9).

III-43

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

15.	INCOME TAXES:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2005	2004	2003
Loss before income taxes	$(86,778)	$(174,985)	$(124,343)
Expected tax recovery at 34.9% (2004–35.6%;
2003–35.6%)	$(30,259)	$(62,295)	$(44,266)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	30,124	—	1,711
Non-deductible expenses	953	1,009	972
Investment tax credits earned	(17,176)	(6,975)	(35,219)
Non-deductible minority interest	—	—	(1,630)
Financing costs of other years	(99)	(1,765)	(1,337)
Foreign tax rate differences	(701)	(1,513)	(1,922)
Gain (loss) on assets held for sale	(6,383)	8,206	—
Losses and other deductions for which no
benefit has been recorded	23,541	63,333	81,691
Income tax expense	—	—	—
Large corporations tax	205	422	749
Income taxes	$205	$422	$749

The Corporation has available to carry forward the following as at December 31:

	2005	2004
Canadian scientific research expenditures	$479,686	$392,791
Canadian losses from operations	$20,138	$54,916
Canadian capital losses	$180,212	$7,168
Canadian investment tax credits	$140,250	$120,507
German losses from operations for corporate tax
purposes	$704	$437,960
German losses from operations for trade tax
purposes	$—	$274,010
U.S. federal losses from operations	$104,132	$95,333
U.S. capital losses	$90,524	$—

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2025. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2008 to 2015.

III-44

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

15.	INCOME TAXES (Cont’d):

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2007	$282
2008	2,643
2009	10,443
2010	16,907
2011	29,565
2012	26,894
2013	26,989
2014	12,663
2015	13,864
$140,250

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2005	2004(1)
Future income tax assets:
Scientific research expenditures	$163,669	$139,833
Investment in associated companies	3,803	5,692
Accrued warranty liabilities	5,966	11,413
Share issuance costs	99	194
Losses from operations carried forward	45,224	201,120
Capital losses	66,954	1,276
Investment tax credits	105,620	89,641
Non-deductible accounting allowances	1,189	4,607
Property, plant and equipment and intangible
assets	21,928	(6,499)
Total future income tax assets	414,452	447,277
Less valuation allowance:
- Canada	(339,397)	(286,691)
- U.S.	(74,869)	(23,869)
- Germany	(186)	(136,717)
Net future income taxes	$—	$—
____________________

(1)	Certain of the prior years’ amounts have been restated to include British Columbia investment tax credits.

III-45

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

16.	RELATED PARTY TRANSACTIONS:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investees. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2005	2004
Balances with related parties
Accounts receivable	$10,982	$8,700
Accounts payable	$1,198	$1,333

	2005	2004	2003
Transactions during the year with related parties
Revenues from products, engineering services and other	$32,890	$46,898	$78,322
Purchases	$792	$1,759	$1,800
Contract research and development expenditures	$268	$768	$1,227

In 2005, the Corporation completed the sale of its interest in BPSAG to DaimlerChrysler and Ford (note 2) and in addition to transactions in the normal course of business, granted a license to EBARA BALLARD (note 9).

In 2004, the Corporation acquired intellectual property from DaimlerChrysler for cash consideration of $388,000 and accrued costs of $1,116,000. In 2003, the Corporation acquired $2,403,000 of intellectual property from DaimlerChrysler in exchange for 221,356 common shares of the Corporation.

17.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2005	2004	2003

Income taxes paid	$145	$289	$147
Non-cash financing and investing activities:
Compensatory shares	$2,510	$3,526	$5,549
Accrued disposition costs (note 2)	$2,341	$—	$—
Shares cancelled from disposition of assets
held for sale (note 2)	$73,800	$—	$—
Shares cancelled upon release of Ford from
certain future obligations (note 2)	$12,500	$—	$—
Issuance of common shares on acquisition of
other businesses (note 3)	$—	$—	$30,386
Issuance of common shares for intellectual
property (note 16)	$—	$—	$2,403
Acquired intellectual property accrued in other
liabilities (note 16)	$—	$1,116	$—

III-46

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

18.	SEGMENTED FINANCIAL INFORMATION:

The Corporation’s business operates in three market segments: Automotive, Power Generation and Material Products. The Corporation designs, develops and manufactures PEM fuel cell products and electric drive systems for the Automotive market segment. The Corporation designs, develops and manufactures PEM fuel cell products and power electronics for the Power Generation market segment. The Corporation’s Material Products segment designs, develops and manufactures carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2005	2004	2003
Total revenues
Automotive	$33,319	$63,965	$102,816
Power Generation	8,715	4,432	3,406
Material Products	11,699	12,976	13,344
	$53,733	$81,373	$119,566
Segment loss for the year(1)
Automotive	$(10,191)	$(16,988)	$(3,727)
Power Generation	(892)	(13,993)	(14,962)
Material Products	(1,254)	(177)	(862)
Total	(12,337)	(31,158)	(19,551)

Corporate amounts
Research and product development	(40,714)	(38,800)	(40,809)
General and administrative	(17,543)	(15,671)	(17,711)
Marketing	(8,012)	(10,028)	(9,454)
Depreciation and amortization	(26,094)	(40,094)	(46,408)
Investment and other income	11,153	3,670	29,191
Loss on disposal and write-down of
long-lived assets	(7,787)	(17,678)	(13,274)
Gain (loss) on assets held for sale	18,294	(23,051)	—
Equity in loss of associated companies	(3,738)	(2,175)	(2,067)
Minority interest	—	—	4,578
Business integration and restructuring costs	—	—	(8,838)
Loss before income taxes	$(86,778)	$(174,985)	$(124,343)
____________________

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

III-47

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

18.	SEGMENTED FINANCIAL INFORMATION: (cont’d)

In 2005, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $14,808,000 and $10,734,000. Revenues for the Material Products segment included sales to one customer of $8,380,000.

In 2004, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $36,795,000 and $8,507,000. Revenues for the Material Products segment included sales to one customer of $8,999,000.

In 2003, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $48,745,000 and $27,788,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:
	2005		2004		2003
		Property,		Property,		Property,
		plant and		plant and		plant and
		equipment		equipment		equipment
		and		and		and
	Revenues	goodwill	Revenues	goodwill(1)	Revenues	goodwill(1)
Canada	$371	$88,495	$369	$92,518	$350	$93,960
U.S.	31,364	126,706	33,774	129,652	40,148	132,119
Japan	6,806	—	10,414	—	16,649	—
Germany	13,853	168	28,354	2,399	57,589	79,914
Other countries	1,339	—	8,462	—	4,830	—
	$53,733	$215,369	$81,373	$274,569	$119,566	$305,993
____________________

(1)	Including assets held for sale

Revenues are attributed to countries based on customer location.

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES:

These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

III-48

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES: (cont’d)

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased. In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this difference under U.S. GAAP.

(b)

Under Canadian GAAP, in process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount. In 2005, as a result of the sale of the Corporation's interest in BPSAG, the gain on assets held for sale reflects the cummulative effect of this U.S. GAAP difference as it is related to the in-process research and development of BPSAG.

(c)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(d)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

III-49

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES: (cont’d)

(f)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. On June 13, 2000, the shareholders approved the BGS share exchange plan (note 13(e)). The plan was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003 (note 3), minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(g)

Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h)

Prior to 2004, under Canadian GAAP, forward exchange contracts were designated and accounted for as hedges, and gains or losses were deferred. Under U.S. GAAP, the contracts did not qualify as hedges and therefore were carried at fair market value, with any gains or losses recorded in net loss.

(i)

Under Canadian GAAP, the adoption of Section 3110 Asset Retirement Obligations requires retroactive restatement of prior periods. Under U.S. GAAP, the change in accounting principle results in a charge to net income for the cumulative effect in the year of initial adoption.

(j)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

	(k)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows.

III-50

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES: (cont’d)

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

	2005			2004
	Canadian		U.S.	Canadian		U.S.
Consolidated balance sheets	GAAP	Difference	GAAP	GAAP	Difference	GAAP
Current assets:
Cash and cash equivalents	$148,919	$—	$148,919	$188,748	$—	$188,748
Short-term investments (g)	84,114	—	84,114	51,511	120	51,631
Accounts receivable	14,666	—	14,666	10,266	—	10,266
Inventories	13,847	—	13,847	13,057	—	13,057
Prepaid expenses	1,409	—	1,409	2,396	—	2,396
Current assets held for sale	—	—	—	12,271	—	12,271
	262,955	—	262,955	278,249	120	278,369
Property, plant and
equipment	60,045	—	60,045	66,846	—	66,846
Intangible assets (b)	37,588	(1,375)	36,213	61,916	(2,875)	59,041
Goodwill (f)	155,324	490	155,814	155,324	490	155,814
Investments (j)	8,852	(397)	8,455	11,914	(258)	11,656
Long-term assets held
for sale (a)(b)	—	—	—	79,815	(17,564)	62,251
Other long-term assets	110	—	110	5,107	—	5,107
	$524,874	$(1,282)	$523,592	$659,171	$(20,087)	$639,084
Current liabilities:
Accounts payable and
accrued liabilities	$24,655	$—	$24,655	$24,574	$—	$24,574
Deferred revenue	811	—	811	2,662	—	2,662
Accrued warranty liabilities	16,451	—	16,451	27,202	—	27,202
Current liabilities
held for sale	—	—	—	14,734	—	14,734
	41,917	—	41,917	69,172	—	69,172
Long-term liabilities (d)	10,142	36,304	46,446	9,814	35,619	45,433
Long-term liabilities
held for sale	—	—	—	5,094	—	5,094
	52,059	36,304	88,363	84,080	35,619	119,699
Shareholders’ equity
Share capital (c)	1,161,281	119,583	1,280,864	1,231,689	119,583	1,351,272
Additional paid-in
capital (c)(e)	62,017	86,929	148,946	6,902	86,929	93,831
Accumulated deficit	(750,247)	(168,459)	(918,706)	(663,264)	(189,844)	(853,108)
Accumulated other comprehensive
income (c)(g)	(236)	(75,639)	(75,875)	(236)	(72,374)	(72,610)
Shareholders’ equity	472,815	(37,586)	435,229	575,091	(55,706)	519,385
	$524,874	$(1,282)	$523,592	$659,171	$(20,087)	$639,084

III-51

BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES: (cont’d)

Consolidated statements of operation	2005	2004	2003
Loss under Canadian GAAP	$(86,983)	$(175,407)	$(125,092)
Research and development (d)	469	3,033	1,950
Depreciation (d)	—	—	(1,467)
Amortization of intangible assets (a)(b)	1,500	6,010	10,518
Minority interest (a)(f)	—	—	(4,364)
Gain on assets held for sale (a)(b)(c)	20,709	—	—
Foreign exchange (loss) gain (d)(h)	(1,154)	(2,663)	(8,372)
Equity loss (j)	(139)	(130)	(128)
Cumulative effect of change in accounting principle (i)	—	—	(665)
Net loss under U.S. GAAP	(65,598)	(169,157)	(127,620)
Other comprehensive income:
Change in unrealized holding gains arising during the
year (g)	(120)	(204)	(1,535)
Cumulative translation adjustment (c)	(3,145)	—	—
Comprehensive loss in accordance with U.S. GAAP	$(68,863)	$(169,361)	$(129,155)
Basic and diluted loss per share, U.S. GAAP	$(0.55)	$(1.43)	$(1.09)

     In 2003, loss per share due to the cumulative effect of change in accounting principle (i) was $0.01. Net loss per share prior to the cumulative effect of change in accounting principle was $1.08.

Consolidated statements of cash flows	2005	2004	2003
Cash used for operating activities under
Canadian GAAP and U.S. GAAP (k)	$(76,729)	$(78,257)	$(42,766)
Cash used in investing activities under
Canadian GAAP and U.S. GAAP	$(14,820)	$(12,324)	$82,148
Cash provided by financing activities under
Canadian GAAP and U.S. GAAP	$51,720	$1,230	$1,484

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BALLARD POWER SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES: (cont’d)

				Accumulated
		Additional		other	Total
Consolidated statements		paid-in	Accumulated	comprehensive	shareholder’s
of shareholders’ equity	Share Capital	capital	deficit	income	equity
Balance, December 31, 2002	$1,306,710	$86,929	$(556,331)	$(70,871)	$766,437
Net Loss	—	—	(127,620)	—	(127,620)
Change in unrealized holding gains
arising during the year	—	—	—	(1,535)	(1,535)
Issuance of common shares on
acquisition of other businesses	30,386	—	—	—	30,386
Issuance of common shares for
intellectual property	2,403	—	—	—	2,403
Options exercised	1,519	—	—	—	1,519
Share distribution plan	5,644	2,717	—	—	8,361
Balance, December 31, 2003	1,346,662	89,646	(683,951)	(72,406)	679,951
Net Loss	—	—	(169,157)	—	(169,157)
Change in unrealized holding gains
arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561
Balance, December 31, 2004	1,351,272	93,831	(853,108)	(72,610)	519,385
Net Loss	—	—	(65,598)	—	(65,598)
Change in unrealized holding gains
arising during the year	—	—	—	(120)	(120)
Cumulative translation adjustment	—	—	—	(3,145)	(3,145)
Issuance of common shares for cash
(net of issue costs)	50,668	—	—	—	50,668
Cancellation of common shares
upon disposition of assets
held for sale	(124,162)	50,362	—	—	(73,800)
Share distribution plan	3,086	3,701	—	—	6,787
Other	—	1,052	—	—	1,052
Balance, December 31, 2005	$1,280,864	$148,946	$(918,706)	$(75,875)	$435,229

20.	FINANCIAL INSTRUMENTS:

At December 31, 2005 and 2004, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Short-term investments have a fair value of $84,114,000 as at December 31, 2005 (2004 -$51,632,000). The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. At December 31, 2005, the Corporation had no forward foreign exchange contracts outstanding.

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Corporate Information

Corporate Offices	Executive Management	Board of Directors

Ballard Power Systems Inc.	John Sheridan	Ian Bourne
Corporate Headquarters	President & Chief Executive Officer	Chair of the Board of Directors
9000 Glenlyon Parkway		Ballard Power Systems Inc.
Burnaby, BC Canada V5J 5J8	Lee Craft	Burnaby, BC Canada
T: 604.454.0900	Vice President, Operations and
F: 604.412.4700	President, Ballard Power Systems	Executive Vice President
	Corporation	Transalta Corporation
Ballard Material Products Inc.		Calgary, AB Canada
Two Industrial Avenue	Chris Guzy
Lowell, MA USA 01851-5191	Vice President & Chief Technology	Ed Kilroy
	Officer	Chief Executive Officer
Ballard Power Systems		Symcor Inc.
Corporation	Noordin Nanji	Mississauga, ON Canada
15001 Commerce Drive N.	Vice President & Chief Customer
Dearborn, MI USA 48120	Officer	David Prystash
Controller, Global Product
Ballard GmbH	Dave Smith	Development
Neue Strasse 95	Chief Financial Officer	Ford Motor Company
7320 Kirchheim/Tech Nabern		Dearborn, MI USA
Germany	Peter Stickler
	Vice President, Human Resources	Dr. Gerhard Schmidt
Transfer Agent		Vice President, Research and
	Charles Stone	Advanced Engineering
Computershare Trust Company	Vice President, Research &	Ford Motor Company
of Canada	Development	Dearborn, MI USA
Shareholder Services Department
510 Burrard Street	Independent Auditors	Dr.-Ing Hans Joachim Schöpf
Vancouver, BC Canada V6C 3B9		Automotive Consultant
T: 1.800.564.6253	KPMG LLP	Stuttgart, Germany
F: 1.866.249.7775	Vancouver, BC Canada
John Sheridan
Stock Listing	Legal Counsel	President & Chief Executive Officer
Ballard Power Systems Inc.
Ballard’s common shares are listed	Canada:	Vancouver, BC Canada
on the Toronto Stock Exchange	Stikeman Elliott, LLP
under the trading symbol BLD and	Vancouver, BC Canada	Dr. Gerri Sinclair
on the NASDAQ National Market		Chair of the Canadian Telecom
under the trading symbol BLDP.	United States:	Policy Review Panel
	Cravath, Swaine & Moore, LLP	Vancouver, BC Canada
Investor Relations	New York, NY USA
David Sutcliffe
To obtain additional information	Dykema Gossett PLLC	Corporate Director
please contact:	Bloomfield Hills, MI USA	Vancouver, BC Canada

Ballard Power Systems	Intellectual Property	Mark Suwyn
Investor Relations		Chairman & Interim Chief
9000 Glenlyon Parkway	Seed Intellectual	Executive Officer
Burnaby, BC Canada V5J 5J8	Property Law Group, LLC	NewPage Corporation
T: 604.412.3195	Seattle, WA USA	Nashville, TN USA
F: 604.412.3100
E: investors@ballard.com		Dr.-Ing Thomas Weber
W: www.ballard.com		Member of the Board of
Management
DaimlerChrysler AG
Stuttgart, Germany

Douglas Whitehead
President & Chief Executive Officer
Finning International Inc
Vancouver, BC Canada

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Visit us at www.ballard.com.

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